FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEETS - ASSETS

		June 30, 2004			December 31, 2003	June 30, 2003
( In millions of €)	Note	Brut	Dep., amort. & reserves	Net	Net	Net
INTANGIBLE ASSETS	8	2,747.6	1,326.4	1,421.2	1,632.8	2,988.4
GOODWILL	9	7,913.5	2,296.2	5,617.3	5,851.5	8,568.6
TANGIBLE ASSETS	8
- Owned outright		41,727.4	22,777.6	18,949.8	19,149.4	20,772.9
- Under concession		8,598.6	2,926.0	5,672.6	5,600.9	5,624.5
- Construction in progress and down-payments		2,293.1	4.2	2,288.9	2,377.0	2,440.0
FINANCIAL ASSETS
- Equity securities	10.1	2,843.7	1,080.2	1,763.4	2,203.9	2,316.7
- Equity investees	7	3,166.8	37.6	3,129.2	3,333.5	3,378.1
- Other financial assets		1,815.3	219.5	1,595.8	1,480.5	1,736.9

TOTAL NON-CURRENT ASSETS		71,105.9	30,667.7	40,438.2	41,629.5	47,826.1

INVENTORIES & WORK-IN-PROGRESS		1,602.6	74.9	1,527.7	1,850.1	2,728.4
ACCOUNTS RECEIVABLE
- Trade accounts and notes receivable		9,209.9	589.0	8,620.8	8,984.0	9,495.9
- Other receivables		4,050.5	288.7	3,761.8	3,428.9	3,370.4
MARKETABLE SECURITIES AND CASH AND CASH EQUIVALENTS
- Marketable securities	10.2	4,085.2	59.3	4,025.8	5,015.0	5,629.9
- Cash and cash equivalents		6,179.1	0.0	6,179.1	6,688.0	5,592.5
PREPAID EXPENSES	11	2,029.2	0.0	2,029.2	2,354.7	2,609.3

TOTAL CURRENT ASSETS		27,156.4	1,011.9	26,144.4	28,320.7	29,426.4

TOTAL ASSETS		98,262.3	31,679.7	66,582.7	69,950.2	77,252.5

CONSOLIDATED BALANCE SHEETS - LIABILITIES AND SHAREHOLDERS’ EQUITY

(In millions of €)	Note	June 30, 2004	December 31, 2003	June 30, 2003
- Share capital		2,016.0	2,015.3	2,015.2
- Additional paid-in capital		6,474.2	6,470.1	6,442.4
- Consolidated reserves		220.9	3,186.9	3,186.9
- Cumulative translation adjustment	12.3	(2,221.5)	(2,238.8)	(2,085.3)
- Net income/(loss) for the period		1,309.5	(2,165.2)	(1,642.3)
- Treasury stock	12.2	(354.3)	(372.6)	(372.6)

SHAREHOLDERS’ EQUITY		7,444.8	6,895.7	7,544.3

MINORITY INTERESTS	13	4,874.0	4,847.2	4,846.2

TOTAL SHAREHOLDERS’ EQUITY		12,318.8	11,742.9	12,390.5

SPECIAL CONCESSION ACCOUNTS		4,917.5	4,847.4	4,884.0
RESERVES FOR CONTINGENCIES AND LOSSES	14	10,233.3	10,440.4	10,754.3
BORROWINGS & LONG-TERM DEBT	16.2	24,001.2	26,694.1	31,523.8
ACCOUNTS PAYABLE
- Advances and down-payments received on orders		793.8	942.7	1,515.2
- Trade payables		5,753.2	6,617.6	5,946.4
- Other accounts payable		5,779.8	5,880.6	6,619.9
DEFERRED INCOME	11	2,785.0	2,784.5	3,618.4

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		66,582.7	69,950.2	77,252.5

CONSOLIDATED STATEMENTS OF INCOME

(In millions of €, unless by share)	Note	June 30, 2004	June 30, 2003 pro forma (a)	June 30, 2003 published	December 31, 2003
REVENUES		19,920.8	19,452.9	20,684.0	39,621.8
OTHER INCOME		818.7	808.6	810.4	1,488.4
Other operating income	3.1	628.2	543.5	545.3	1,044.9
Income from mixed inter-municipal companies and partnerships	3.2	190.5	265.1	265.1	443.5
OPERATING EXPENSES		17,641.6	17,204.4	18,208.8	35,383.1
Purchases and changes in inventories		6,340.2	6,011.8	6,509.2	12,912.1
Receipts on behalf of local authorities		487.6	480.9	480.9	1,035.4
Taxes and related payments		397.2	401.4	416.9	820.5
Salaries, wages and social security charges		3,844.8	4,153.1	4,574.4	8,236.3
Other operating expenses		6,571.9	6,157.2	6,227.3	12,378.8
OPERATING INCOME BEFORE DEPRECIATION, AMORTIZATION AND PROVISIONS		3,097.9	3,057.1	3,285.7	5,727.1
Depreciation, amortization and provisions		1,211.5	1,392.9	1,495.6	2,522.2

OPERATING INCOME		1,886.4	1,664.2	1,790.1	3,204.9

FINANCIAL LOSS	4	(374.9)	(458.9)	(473.2)	(880.1)

CURRENT INCOME OF CONSOLIDATED COMPANIES		1,511.5	1,205.3	1,316.9	2,324.8

EXCEPTIONAL INCOME/(LOSS)	5	837.4	(1,999.1)	(2,016.0)	(2,757.4)

Income tax	6	(480.0)	(332.0)	(360.5)	(721.0)
Share in income of equity investees	7	73.0	102.7	83.7	165.7
INCOME BEFORE AMORTIZATION OF GOODWILL		1,941.9	(1,023.1)	(975.9)	(987.9)
Amortization of goodwill		(129.8)	(137.9)	(185.1)	(266.8)
Group share of goodwill amortization		(115.1)	(121.7)	(169.2)	(236.2)

TOTAL NET INCOME/(LOSS)		1,812.1	(1,161.0)	(1,161.0)	(1,254.7)

Minority interests		502.6	481.3	481.3	910.5
NET INCOME/(LOSS)		1,309.5	(1,642.3)	(1,642.3)	(2,165.2)

EARNINGS (LOSS) PER SHARE (in €)		1.32	(1.65)	(1.65)	(2.18)
DILUTED EARNINGS (LOSS) PER SHARE (in €)		1.30	(1.65)	(1.65)	(2.18)

(a)	See Note 2.2.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of €	June 30, 2004	December 31, 2003	June 30, 2003
Net income/(loss)	1,309.5	(2,165.2)	(1,642.3)
Share in net income of equity investees, net of dividends received	98.7	4.6	39.1
Net depreciation, amortization and provisions	275.6	3,785.6	2,860.4
Net capital gains/(losses) on disposals of assets	(9.1)	1,310.3	719.2
Minority interests	502.6	910.5	481.3
Other	135.5	(118.9)	(170.7)
Gross Cash Flow	2,312.8	3,726.9	2,287.0
Changes in:
Inventory	(20.8)	51.9	(389.9)
Receivables	435.1	292.7	627.9
Payables	(518.0)	512.2	(193.9)

Total operating working capital cash flows	(103.7)	856.8	44.1
Other	(209.1)	(88.1)	85.7
CASH FLOW FROM OPERATING ACTIVITIES	2,000.0	4,495.6	2,416.8

Purchase of tangible and intangible investments	(935.2)	(2,804.4)	(1,351.6)
Purchase of financial assets	(231.8)	(1,501.7)	(627.8)
Disposals of tangible and intangible assets	105.4	230.2	118.9
Disposals of financial assets	1,672.9	7,806.7	3,296.8
Cash acquired from acquisitions net of cash disposed of in divestitures (1)	(70.0)	(61.8)	48.0
Decrease/(increase) in other assets	103.2	20.0	(25.3)
Other cash requirements	(35.3)	(81.1)	(73.7)
CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	609.2	3,607.9	1,385.3

Dividends distributed	(1,440.7)	(1,592.5)	(1,543.4)
Repayment of long-term debt	(4,980.6)	(11,831.5)	(11,715.8)
Increase in long-term debt	2,164.7	7,342.1	10,977.6
Treasury stock movements	18.3	0.0	0.0
Increase/(decrease) in total shareholders’ equity	82.2	(108.1)	14.2
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	(4,156.1)	(6,190.0)	(2,267.4)

Effect of changes in consolidation method and exchange rates and other	137.6	14.6	(109.8)
TOTAL CASH FLOW FOR THE PERIOD	(1,409.3)	1,928.1	1,424.9

CASH AT BEGINNING OF PERIOD	9,803.1	7,875.0	7,875.0
CASH AT END OF PERIOD (2)	8,393.8	9,803.1	9,299.9

(1)	Cash balances of companies acquired or over which the Group has gained control less the cash balances of consolidated companies sold.

(2)	Cash balances comprise the following:

In millions of €	JUNE 30, 2004	DECEMBER 31, 2003	JUNE 30, 2 004
Cash and cash equivalents	6,179.0	6,688.0	5,592.5
Marketable securities (3)	2,214.8	3,115.1	3,707.4

Total	8,393.8	9,803.1	9,299.9

(3)	The Fortis shares reclassified in marketable securities in 2003 are not included in this heading.

Cash balances only include readily liquid marketable securities. The consolidated reconciliation with the marketable securities on the balance sheet is as follows:

In millions of €	JUNE 30, 2004	DECEMBER 31, 2003	JUNE 30, 2003
Marketable securities with maturities of less than 90 days only	2,214.8	3,115.1	3,707.4
Other marketable securities	1,811.0	1,899.9	1,922.5

Total balance sheet marketable securities	4,025.8	5,015.0	5,629.9

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

CHANGES IN SHAREHOLDERS’ EQUITY		Share capital	Additional paid-in capital	Consolidated reserves	Cumulative translation adjustment	Treasury stock	Shareholders’ equity
	Note	12.1			12.3	12.2
Shareholders’ equity as of December 31, 2002		2,014.8	6,439.8	4,186.5	(1,691.0)	(372.6)	10,577.5
Conversion of debenture loans into shares		0.5	3.3				3.8
Dividends distributed				(1,001.6)		2.0	(999.6)
Changes in cumulative translation adjustment					(547.8)		(547.8)
Reversal of goodwill			27.0				27.0
Net income/(loss) for the period				(2,163.2)		(2.0)	(2,165.2)

Shareholders’ equity as of December 31, 2003		2,015.3	6,470.1	1,021.7	(2,238.8)	(372.6)	6,895.7

Conversion of debenture loans		0.7	4.1				4.8
Disposals of treasury stock, net						18.3	18.3
Dividends distributed				(859.1)		0.8	(858.3)
Changes in cumulative translation adjustment					17.3		17.3
Net income/(loss) for the period				1,310.3		(0.8)	1,309.5
Other movements (a)				57.5			57.5

Shareholders’ equity as of June 30, 2004		2,016.0	6,474.2	1,530.4	(2,221.5)	(354.3)	7,444.8

(a)	Reversal via equity of pension commitments created through equity upon the first-time application as of January 1, 1999 of the pension commitments standard (€58 million).

NOTE - 1. Summary of significant accounting policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in France (“French GAAP”) and the provisions of French laws and regulations and, in particular, the consolidated financial statement regulations (Regulation No. 99-02 of the Accounting Regulation Committee – “Comité de la Réglementation Comptable”).

NOTE - 2. Major transactions

2.1	Sale of Communications activities

Sale of Métropole TV

In January 2004, SUEZ disposed of 29.2% of Métropole TV’s equity capital in a combined market and institutional investor placement. This transaction led to the deconsolidation of Métropole TV as of January 1, 2004, the recognition of net income on the sale of €753 million and a reduction in the Group’s debt by €934 million.

The securities still owned (5% of M6 equity capital) are now classified as equity securities.

Sale of Noos

On March 15, 2004, SUEZ and United Global Com (UGC) entered into an agreement under which SUEZ, after the performance of conditions precedent in June 2004, sold Noos to Médiaréseau, a holding company of the UGC France group. Suez will acquire a 19% interest in the latter company for around €85 million.

Noos was deconsolidated as of January 1, 2004. As exceptional provisions had been recorded in the 2003 financial statements for an estimated capital loss of €754 million, this transaction did not have a material impact on the income statement for the first half of 2004. The price will be definitively adjusted following the evaluation in the second half of the year.

M6 and Noos therefore contributed to the Group’s 2003 indicators as follows:

In millions of €	June 30, 2003	December 31, 2003
Revenues	303.6	553.9
Gross operating income	87.6	146.7
Net assets at period-end	489.7	456.6

2.2	Sale of Nalco in the second half of 2003

On September 3, 2003, the Group announced the sale of Nalco to a consortium comprising The Blackstone Group, Apollo Management L.P. and Goldman Sachs Capital Partners. The sale generated a capital loss of €752 million in 2003. For its annual financial statements, the Group used the alternative treatment method permitted by CRC Regulation No. 99-02, allowing the Nalco results to be shown on one line in the income statement as of January 1, 2003 until the date of transfer of control.

However, Nalco was still fully consolidated for the publication of the financial statements for the half-year ended June 30, 2003.

With regard to the income statement for the first half of 2004, the published income statement for the half-year ended June 30, 2003 has been communicated, in addition to a pro forma income statement including the equity accounting method adopted for Nalco in December 2003.

NOTE - 3. Operating income

3.1	Operating income

(In millions of €)	June 30, 2004	June 30, 2003 published	December 31, 2003
Total revenues	19,920.8	20,684.0	39,621.8

Internal costs allocated to capitalized assets (a)	141.8	166.6	396.2
Expense transfers	92.6	116.5	131.5
Income from disposals and sales (b)	24.7	14.0	51.7
Other current income	369.1	248.2	465.5

Total other operating income	628.2	545.3	1,044.9

(a)	Costs incurred in respect of tangible assets produced and used internally by the Group.

(b)	Includes income from disposals of assets under concession.

3.2	Income from mixed inter-municipal companies and partnerships

(In millions of €)	June 30, 2004	June 30, 2003 published	December 31, 2003
Share in mixed inter-municipal companies’ income	188.4	263.3	436.3
Partnerships	2.1	1.8	7.2

Total	190.5	265.1	443.5

The income of inter-municipal companies corresponds to the share held by Electrabel, a Tractebel subsidiary, in the results of mixed gas and electricity inter-municipal companies, through which Electrabel is in partnership with several Belgian municipalities. The changes observed during the period mainly result from the gradual transfer of deregulated customers to Electrabel Customer Services (fully consolidated entity).

NOTE - 4. Financial income

(In millions of €)	Juin 30, 2004	June 30, 2003 published	December 31, 2003
Dividends from investments (a)	63.5	76.2	118.3
Net interest and similar expenses (b)	(474.6)	(589.7)	(1,097.8)
Net allocations to provisions	(4.8)	(23.1)	(128.5)
Other net financial income	41.0	63.4	227.9

Financial income/(loss)	(374.9)	(473.2)	(880.1)

(a)	The decrease in Dividends from investments is primarily due to the sales of Fortis and Total securities in 2003 and the first half of 2004, partly offset by the dividends received from the Métropole Télévision securities still held by the Group.

(b)	The decrease in net interest and similar expenses was principally due to the reduction in debt following the impact of the divestment program in 2003 and 2004.

Coverage ratio for financial costs by gross operating income:

(In millions of €)	June 30, 2004	June 30, 2003	December 31, 2003
	(a)	(a)
Net interest and similar expenses	(474.6)	(589.7)	(1,097.8)
Financial costs	(474.6)	(589.7)	(1,097.8)
Gross operating income	3,246.4	3,461.8	6,010.9
Coverage ratio by gross operating income	6.8	5.9	5.5

(a)	Coverage ratio based on the cost of indebtedness and the gross operating income for the first half of 2004.

NOTE - 5. Exceptional income

(In millions of €)	June 30, 2004	June 30, 2003 published	December 31, 2003
Capital gains or losses on disposal, net	825,8	(493,1)	(953,8)
Other exceptional income/(expenses), net	11,6	(1 522,9)	(1 803,6)

Exceptional income/(loss)	837,4	(2 016,0)	(2 757,4)

•	The exceptional income/loss in the first half of 2004 mainly includes the capital gain on the disposal of M6 (€753 million). It also includes the net income from the disposal of entities in the Communications sector, various listed securities as well as restructuring expenses and reversal of provisions for various listed securities in the amount of €49 million.

•	The exceptional loss in the first half of 2003 included the estimated capital loss on the sale of Nalco in the amount of €700 million for write-downs of intangible assets and for reserves for contingencies and losses, following the conclusion of a sales agreement on September 3, 2003. The Group, having decided to sell its assets from the Communications sector, recorded a €700 million write-down. The exceptional loss in the first half of 2003 also includes the capital loss on the sale of 75% of Northumbrian in the amount of €360 million and the related write-down for the 25% share held by the Group. The sale of listed securities (Axa, Total, Fortis, SES and Iberdrola) generated a net capital loss before minority interests in the amount of €64.6 million in addition to write-downs in the amount of €88.8 million. Finally, the Group recorded restructuring expenses, Group share, in the amount of €76 million in respect of the implementation of the Optimax cost-cutting action plan.

•	The exceptional loss in 2003 included additional write-downs for the disposal of assets currently underway in the Communications sector, various intangible write-downs in the Water Distribution sector in the US and the Waste Services sector in Europe (especially in Germany) and additional provisions for restructuring and the termination of contracts (in particular, Puerto Rico).

NOTE - 6. Income tax

Income tax consists of the following:

	Income tax on current income		Income tax on exceptional income		Total
(In millions of €)	June 30, 2004	June 30, 2003 published	June 30, 2004	June 30, 2003 published	June 30, 2004	June 30, 2003 published	December 31, 2003
Current income tax	(372,5)	(337,7)	(14,1)	(11,6)	(386,6)	(349,3)	(682,7)
Deferred income tax	(79,1)	(27,5)	(14,3)	16,3	(93,4)	(11,2)	(38,3)

Total income tax charge	(451,6)	(365,2)	(28,4)	4,7	(480,0)	(360,5)	(721,0)

The effective tax rate for the half-year ended June 30, 2004 was 20.4% compared to -52% for the half-year ended June 30, 2003. This change in the effective tax rate is due to the exceptional income recorded by the Group in the first half of 2004, particularly the M6 capital gain for which no income tax charge was recorded in the first half of 2004 due to the recording of loss carry-forwards not used by the SUEZ tax consolidation group. On the contrary, in the first half of 2003, significant capital losses and write-downs were recorded that were non-deductible or which did not result in the recognition of tax income.

The Group’s effective current tax rate amounted to 29.9% for the half-year ended June 30, 2004 compared to 27.7% for the previous half-year.

NOTE - 7. Companies accounted for under the equity method

	June 30, 2004		2003
(In millions of €)	Equity	Net income/ (loss)	Equity as of December 31,	Net income/ (loss) as of June 30,	Net income/(loss) as of December 31,
Belgian mixed inter-municipal companies (a)	2 007,2	(9,9)	2 233,1	(13,3)	0,8
Compagnie Nationale du Rhône (CNR) (b)	353,0	14,0	326,6	—	0,7
Northumbrian group	248,7	16,0	197,2	(16,4)	(6,6)
Elia/Eso	128,0	24,9	154,4	40,9	58,1
United Power Company	34,0	1,9	32,6	—	2,1
Malaysian water companies	25,4	2,2	23,8	4,3	3,6
Belgonucléaire	11,0	2,5	10,6	1,3	3,7
Ormas Ambiental (c)	—	(1,2)	(13,9)	7,1	5,9
Maynilad Water Services	(39,7)	—	(38,6)	(5,0)	(6,7)
Nalco	—	—	—	—	13,0
Umicore (non-ferrous metals) (d)	—	—	—	8,2	17,1
Other	361,6	22,6	407,7	56,6	74,0

Total	3 129,2	73,0	3 333,5	83,7	165,7

(a)	Electrabel’s share in the income of mixed inter-municipal companies is included in operating income (see Note 3.2).

(b)	In December 2003, Electricité de France sold to Electrabel 22.22% of the Compagnie Nationale du Rhône. Electrabel also acquired investments from various municipalities in June 2003. This investment totaled 47.88% as of December 31, 2003 and 49.95% as of June 30, 2004.

(c)	Deconsolidation of Ormas Ambiental.

(d)	Following the partial disposals and the Group dilution in Umicore as a result of the 2003 share capital increase, the company was accounted for under the equity method until December 31, 2003 and deconsolidated as of this date.

The dividends received by the Group from companies accounted for under the equity method (including inter-municipal companies) during the first halves of 2003 and 2004 amounted to €386.1 million and €360.1 million, respectively.

NOTE - 8. Tangible and intangible assets, depreciation and amortization

Gross Value:

		Movements during half-year
(In millions of €)	December 2003	Consolidation scope and foreign exchange gains/(losses) (a)	Additions (b)	Other movements (c)	June 2004
Intangible assets	3,242.2	(543.3)	54.8	(6.1)	2,747.6

Assets owned outright	44,446.4	(466.9)	750.8	(709.9)	44,020.5
Assets under concession	8,469.9	36.0	66.9	25.8	8,598.6

Tangible assets	52,916.3	(430.9)	817.7	(684.1)	52,619.1

(a)	Main impacts on scope of intangible assets: disposal of user rights following the sale of Noos (-€386.7 million) and audiovisual rights following the sale of M6 (-€161.5 million).

Main impacts on scope of tangible assets: disposal of Noos (-€571.1 million), M6 (-€79.3 million) and assets at TBL Power INC (-€75.9 million).

Impact of exchange rate fluctuations mainly attributable to the US dollar (€298.5 million).

(b)	Tractebel Project DEV INC (€62.0 million), Electrabel (€51.8 million), Zandvliet Power (€37.5 million) and Voghera (€23.4 million) are the main contributors to capital expenditure in tangible assets.

(c)	Mainly impact of disposals and eliminations.

Depreciation and amortization:

		Movements during half-year
(In millions of €)	December 2003	Consolidation scope and foreign exchange gains/(losses) (a)	Allocations (b)	Other movements (c)	June 2004
Accumulated amortization, intangible assets	1,609.4	(353.6)	97.1	(26.4)	1,326.4

Assets owned outright	22,920.0	(310.3)	759.3	(587.1)	22,781.8
Assets under concession	2,869.0	10.6	21.2	25.1	2,926.0

Accumulated depreciation, tangible assets	25,789.0	(299.7)	780.5	(562.1)	25,707.8

(a)	Main impacts on scope of intangible assets: disposal of Noos (-€224.8 million) and M6 (-€127.3 million).

Main impacts on scope of tangible assets: disposal of Noos (-€290.5 million), M6 (-€47.6 million) and assets at TBL Power Inc (-€24.8 million).

Impact of exchange rate fluctuations mainly attributable to the US dollar (€59.5 million).

(b)	The main contributors to the depreciation of tangible assets are Electrabel (€72.9 million), EBL Nederland (€44.6 million), Sita UK (€33.0 million) and TBL Energia (€27.9 million).

(c)	Mainly impact of disposals and eliminations.

NOTE - 9. Goodwill

(In millions of € and in net book value)	Positive	Negative
Balance sheet as of December 31, 2003	5,851.5	(245.9)
Goodwill recorded in 2004	58.4	(2.2)
Disposal of entities with goodwill (a)	(216.2)
Impact of exchange rate fluctuations (mainly Sita UK and UWR)	37.4	(0.1)
Other movements	40.7	11.6
Current amortization	(139.0)	9.2
Exceptional amortization	(15.5)

Balance sheet as of June 30, 2004	5,617.3	(227.4)

(a)	Including M6 for -€176 million

NOTE - 10. Investments and marketable securities

10.1	Equity securities

(In millions of €)
As of December 31, 2003	2,203.9

Acquisitions	52.9
Disposals, net book value	(532.1)
Net reversals of provisions	25.0
Changes in consolidation scope, exchange rate fluctuations and other changes	13.7

As of June 30, 2004	1,763.4

The principal movements during the period concerned:

•	Disposals during the period which mainly included Fortis (€288.9 million) and Umicore (€152 million) securities, following the early redemption of the corresponding convertible bond, and SMVAK (€37.6 million).

•	Reclassification in equity securities of the Métropole TV shares owned by the Group.

The market value of non-consolidated equity securities as of June 30, 2004 is €2.2 billion (€2.5 billion as of December 31, 2003). The market value of listed companies is determined by reference to their closing stock market price.

10.2	Marketable securities

The estimated fair value of the Group’s marketable securities as of June 30, 2004 is €4,101.0 million, with a net book value of €4,025.8 million, compared to €5,022.4 million as of December 31, 2003, with a net book value of €5,015.0 million, resulting in unrealized capital gains of €75.2 million and €7.4 million as of June 30, 2004 and December 31, 2003, respectively, which were not recorded.

This caption mainly comprises:

•	Fortis shares backed by the share redeemable bond, with a net book value of €1,211 million.

•	Mutual fund shares and commercial paper in the amount of €2,790 million.

Marketable securities are recorded at the lower of their acquisition or market value. Net reversals of reserves for losses in the value of marketable securities, reported in financial income, amount to €28.1 million as of June 30, 2004 (€12.9 million as of June 30, 2003 and €3.7 million as of December 31, 2003).

NOTE - 11. Prepaid expenses and deferred income

	June 30, 2004		December 31, 2003
(In millions of €)	Prepaid expenses	Deferred income	Prepaid expenses	Deferred income
Prepaid expenses on pensions	140.6	0.0	140.1	0.0
Deferred tax	825.5	963.5	895.7	888.0
Prepayments and accruals on financial instruments	18.3	29.1	263.6	80.2
Bond discounts	133.8	0.0	157.2	0.0
Expenses to be amortized	279.8	0.0	317.2	0.0
Advance billing	0.0	193.0	0.0	214.5
Other prepayments and accruals (a)	631.2	1,599.4	580.7	1,601.8

Total	2,029.2	2,785.0	2,354.7	2,784.5

(a)	Other prepayments and accruals primarily concern prepaid expenses not related to pensions and deferred income, recorded in assets, and prepaid income in liabilities.

NOTE - 12. Shareholders’ equity

12.1	Changes in consolidated shareholders’ equity

SHAREHOLDERS’ EQUITY GROUP SHARE	June 30, 2004	December 31, 2003
Shareholders’ equity as of january 1st	6,895.7	10,577.5

Conversion of debenture loans into shares	4.8	3.8
Disposals of treasury stock, net	18.3	0.0
Dividends distributed	(858.3)	(999.6)
Changes in cumulative translation adjustment	17.3	(547.8)
Reversal of goodwill		27.0
Net income for the half-year	1,309.5	(2,165.2)
Other movements (a)	57.5

Shareholders’ equity at end of period	7,444.8	6,895.7

(a)	Reversal through equity of pension plan commitments recorded as of January 1, 1999 upon the first-time application of the pension plan commitments standard (€58 million).

12.2	Treasury stock and stock repurchase program

	(In millions of €)			Number of shares
	Deducted from SH’s equity	Marketable securities	Total	Deducted from SH’s equity	Marketable securities	Total
décembre 31, 2003	372.6	5.9	378.5	13,656,943	444,330	14,101,273
Purchases by the parent company		3.2	3.2		192,500	192,500
Sales/write-downs by the parent company	(18.3)	(8.2)	(26.5)	(1,058,714)	(536,078)	(1,954,792)

juin 30, 2004	354.3	1.0	355.3	12,598,229	100.752	12,698,981

12.3	Cumulative translation adjustments

(In millions of €)	June 30, 2004	Change	December 31, 2003
Euro zone	(56.4)	(4.6)	(51.8)
Dollar zone (US$ and CA$)	(648.9)	41.1	(690.0)
Pounds sterling	(15.4)	20.4	(35.8)
Brazilian real	(974.7)	(21.7)	(953.0)
Argentine peso	(206.9)	13.5	(220.4)
Chilean peso	(175.2)	(62.9)	(112.3)
Other currencies	(144.0)	31.5	(175.5)

Total	(2,221.5)	17.3	(2,238.8)

12.4	Transactions resulting in goodwill being charged against net equity

The accounting treatment of the merger between Lyonnaise des Eaux and Compagnie de SUEZ (1997), public offers of exchange for Société Générale de Belgique (1998), Tractebel and Sita (1999) is covered in the 2003 annual report.

If the corresponding goodwill, charged against the associated paid-in capital, had been recorded in assets and amortized, the corresponding goodwill amortization expense (calculated over the expected lives of the underlying businesses, that is 40 years for Energy activities and 20 years for all other activities) would total €102.7 million for the first half of 2004 and €104.3 million for the first half of 2003.

NOTE - 13. Minority interests

(In millions of €)	June 30, 2004	December 31, 2003
Minority interests as of January 1st	4,847.2	5,190.7
Dividends distributed	(582.6)	(592.9)
Change in unrealized foreign exchange gains and losses (a)	(34.7)	(45.0)
Income for the period	502.7	910.5
Changes in the consolidation scope and other changes (b)	141.3	(616.1)

Minority interests at end of period	4,874.0	4,847.2

(a)	The movements in the first half of 2004 were due to the impact of the devaluation of the Chilean peso (-€18.7 million), Argentine peso (-€5.3 million) and Brazilian real (-€5 million) exchange rates.

(b)	The movements in the first half of 2004 were mainly due to the share capital increase by third parties in Enersur (€39 million), the increase in Electrabel personnel (€28.6 million), the disposals in the Communications sector (€13.8 million) and the reversal through equity of pension plan commitments recorded as of January 1, 1999 upon the first-time application of the pension plan commitments standard (€38 million).

NOTE - 14. Reserves for contingencies and losses

Detail of major components:

(In millions of €)	June 30, 2004	December 31, 2003
Pension liabilities	1,910.0	2,137.5
Reprocessing and storage of nuclear fuels	2,765.3	2,626.9
Renewals and major repairs	1,277.6	1,231.9
Sector-related risks	247.2	245.3
Dismantling of nuclear power stations	1,419.8	1,374.4
Losses on completion and contractual commitments	617.4	737.8
Disputes, claims and tax risks	426.6	442.1
Site rehabilitation	433.6	411.2
Restructuring costs	249.4	333.8
Other contingencies and losses	658.9	653.6
Negative goodwill, net of amortization	227.4	254.9

Total reserves for contingencies and losses	10,233.2	10,440.4

The contingencies and losses subject to these various categories of reserves, as well as explanations of their methods of calculation, are described in the 2003 Annual Report.

The movements in provisions in the amount of €15 million (net reversal) impacting the net income for the half-year correspond to allocations of €806 million, reversals for utilization of €772 million and reversals for excess of €49 million.

NOTE - 15. BORROWINGS AND LONG-TERM DEBT

15.1	Counterparty risk

As of June 30, 2004, no single counterparty represented more than 9% of cash surplus investments, compared to 14% as of December 31, 2003.

15.2	Borrowings and long-term debt by category

(In millions of €)	June 30, 2004	December 31, 2003
Bond issue	12,843.7	15,018.3
Commercial paper	1,668.3	1,562.9
Withdrawals on credit facilities	1,274.2	1,101.4
Capital lease contracts (a)	1,275.2	1,252.7
Other bank borrowings	5,639.0	6,241.5
Other borrowings	383.5	430.1

Total long-term borrowings	23,083.9	25,606.9

Bank overdrafts and cash current accounts	917.3	1,087.2

Total gross borrowings	24,001.2	26,694.1

Marketable securities and cash and cash equivalents	(10,204.8)	(11,073.0)

Total net borrowings	13,796.4	14,991.1

(a)	In addition to this capital lease liability, corresponding to outstanding lease payments on current contracts, the Group is committed under these contracts to pay the lessor corresponding interest. This commitment as of June 30, 2004 is €761.0 million, including €35.6 million in respect of the second half of 2004, €70.0 million in respect of 2005, €64.4 million in respect of 2006, €59.7 million in respect of 2007, €55.9 million in respect of 2008, €49.7 million in respect of 2009 and €425.7 million in respect of subsequent years.

Principal movements in the first half of 2004

During the first half of 2004, changes in consolidation scope and methods led to a decrease in gross debt of €170.6 million. Exchange rate fluctuations generated an increase of €219.9 million, mainly due to the US dollar.

The main financing operations during the period are as follows:

a) Repayments

On January 2, 2004, SUEZ repaid the €865 million bond exchangeable for Axa shares issued on April 7, 1999.

On January 12, 2004, SUEZ repaid the €975 million bond exchangeable for Fortis shares issued on July 12, 2000.

On February 20, 2004, SUEZ repaid in advance the €210 million bond exchangeable for Umicore shares issued on January 15, 2001.

The bonds were repaid mainly by allocating available cash.

b) Advance refinancing of the Group’s syndicated credit lines

In April 2004, SUEZ refinanced in advance the Group’s syndicated credit lines for €4.5 billion with a 5 year term and with 2 one-year extension options at the end of the first and second year. This refinancing will replace and extend the maturity of the syndicated credit lines available within the Group, and improve their characteristics (no subordination to comply with ratios and improvement in financial terms and conditions).

Bond issues

Amounts outstanding under principal bond issues related to SUEZ for €3,210.9 million (€5,373.4 million as of December 31, 2003), GIE SUEZ Alliance for €4,550.0 million (€4.550.0 million as of December 31, 2003), SUEZ Finance SA for €545.9 million (€882.3 million as of December 31, 2003), Belgelec Finance for €1,265.7 million (€1,265.7 million as of December 31, 2003) and Tractebel Invest International BV for €928.1 million (€1,024.7 million as of December 31, 2003).

Group bond issues also include:

•	a loan convertible into SUEZ shares, issued in February 1996 and maturing February 2006, bearing interest at 4% and with a balance as of June 30, 2004 of €253.2 million.

•	bond issues exchangeable and redeemable for shares in listed companies held by the Group or hedged by call option purchases, if required. The characteristics of these exchangeable and redeemable bonds are presented below:

	Bonds exchangeable for Total shares	Bonds redeemable for Fortis shares (a)	TOTAL
ISSUER	TRACTEBEL / ELECTRABEL (Belgelec Finance)	SUEZ

ISIN CODE	X50099147497	FR0000474298

STOCK EXCHANGE	Luxembourg Stock Exchange	Luxembourg Stock Exchange

UNDERLYING	Total shares	Fortis shares

ISSUE DATE	August 4, 1999	May 21, 2003

ISSUE AMOUNT (NOMINAL)	€1,266 million	€1,190 million

ISSUE PREMIUM	0.0	€119 million

STRIKE PRICE AND ISSUE PREMIUM	€167.64 28% of the issue reference price (as of June 21, 1999)	€17.00 20% of the issue reference price (as of May 19, 2003)

MATURITY	August 4, 2004	May 22, 2006

NOMINAL COUPON	1.5%	4.5% plus repayment of dividends on Fortis shares

EXCHANGE/REDEMPTION PARITY	1 TFE share for 1 bond	0.85 shares for 1 bond as of July 1, 2003 adjustable

EXCHANGE PERIOD/EARLY REDEMPTION	At the issuer’s initiative - from August 4, 2002	At the issuer’s initiative with a call trigger threshold of 120%

PRINCIPAL OUTSTANDING AS OF JUNE 30, 2004	1,265.7	1,190.0	2,455.7

(a)	Fortis shares backed by the share redeemable bond were reclassified in marketable securities (see Note 10.2).

15.3	Borrowings and long-term debt by maturity date

Borrowings and long-term debt break down by maturity as follows (in millions of €) :

As of June 30, 2004	Total	2004 (6 months)	2005	2006	2007	2008	2009	Beyond 5 years
Bond issue	12,843.7	1,861.2	541.2	1,704.4	743.8	302.8	3,054.3	4,636.0
Commercial paper	1,668.3	1,652.3	16.0
Withdrawal on credit facilities (a)	1,274.2	896.9	377.3
Capital lease contracts	1,275.2	41.0	84.7	86.3	95.2	106.7	81.2	780.1
Other bank borrowings	5,639.0	738.0	740.7	629.8	1,184.7	408.8	525.8	1,411.2
Other borrowings	383.5	37.7	59.2	12.2	56.7	12.5	88.1	117.1

Total long-term borrowings	23,083.9	5,227.1	1,819.1	2,432.7	2,080.4	830.8	3,749.4	6,944.4
Bank overdrafts and cash current accounts	917.3	630.7	286.6

Total gross borrowings	24,001.2	5,857.8	2,105.7	2,432.7	2,080.4	830.8	3,749.4	6,944.4
Marketable securities and cash and cash equivalents (b)	(10,204.8)	(8,813.7)	(58.5)	(1,220.7)	(8.7)	(13.3)	(21.4)	(68.5)

2004	13,796.4	(2,955.9)	2,047.2	1,212.0	2,071.7	817.5	3,728.0	6,875.9

As of December 31, 2003	Total	2004	2005	2006	2007	2008		Beyond 5 years
Gross borrowings	26,694.1	9,657.1	1,226.5	2,503.6	2,093.7	792.9		10,420.3
Marketable securities and cash and cash equivalents	(11,703.0)	(10,513.0)		(1,190.0)

Net borrowings as of December 31, 2003	14,991.1	(855.9)	1,226.5	1,313.6	2,093.7	792.9		10,420.3

(a)	Including credit facility programs maturing in 2004 (€348.3 million) and thereafter (€925.9 million).

(b)	Marketable securities and cash and cash equivalents maturing in 2006 correspond to the Fortis shares backed by the share redeemable bond.

The Group is called on, primarily to finance technical installations or production capacity, but also to finance or refinance its development, to organize numerous bank facilities, the availability and withdrawals of which are sometimes contingent on compliance with financial ratios. These ratios are generally adapted to the repayment schedule of such facilities and, as such, can cover a wide range of account headings. The most common ratios generally concern the coverage of financial costs by gross operating income (segment profit) or EBIT of the borrowing entity or coverage of borrowings (or its servicing) by shareholders’ equity, cash flow or gross operating income (segment profit) of the borrowing entity. The level and definition of these ratios, also known as financial covenants, are set in conjunction with lenders in a prospective manner, and can be readjusted during the life of these facilities in order to maintain, at all times, current withdrawals and more generally their full availability.

As of June 30, 2004, no event of default has been declared on any Group financial indebtedness and Group companies comply with the covenants and representations included in their finance documents, except for some financings in Latin America for which Group representatives are currently in negotiation with the lenders (see Note 20-4 for the description of the Argentine situation), certain local debts, and some guarantees and project financings for which the existing technical defaults do not materially affect the ability of the obligor to perform their payment obligations.

SUEZ’s financial policy does not subordinate the availability of bank lines to the credit ratings awarded by rating agencies, other than in the highly specific case of securitization programs (see Note 17.5 Trade receivable securitization program). Similarly, the terms and conditions of bonds issued by SUEZ on the capital markets are not linked to financial ratios.

As of June 30, 2004, confirmed available credit facility programs were as follows:

Confirmed available credit facility programs
2004 (6 months)	98.6
2005	377.9
2006	93.4
2007	392.0
2008	3.1
2009	4,880.0
Thereafter	251.9

Total	6,096.9

Of these available programs, an amount of €1,668.3 million covers commercial paper note issues.

Following the advanced refinancing of the Group’s syndicated credit lines, the only remaining confirmed and available credit facility is the syndicated credit line of €4,500 million available for GIE SUEZ Alliance, SUEZ SA and SUEZ Finance SA, maturing on April 1, 2009. This syndicated credit line, underwritten by GIE SUEZ Alliance, is not subordinate to compliance with ratios.

As of June 30, 2004, no single counterparty represented more than 8% of the confirmed and available credit facilities.

15.4	Borrowings and long-term debt by business segment

The breakdown by contracting business segment is as follows:

	June 30, 2004		December 31, 2003
(In millions of €)	Gross	Net (b)	Gross	Net (b)
EGE	2,880.0	(1,287.0)	2,584.8	(1,862.1)
EGI	3,265.0	2,740.6	3,476.0	2,968.9
EIS	1,111.2	491.2	1,102.9	306.7
SUEZ ENVIRONMENT	4,808.2	3,776.7	4,583.7	3,667.5
OTHER (a)	11,936.8	8,074.9	14,946.7	9,910.1

Total	24,001.2	13,796.4	26,694.1	14,991.1

(a)	Subsequent to the creation of a unified head office, the holding entities (including financing vehicles dedicated to the Group’s activities in the Energy sector) are now classified in the Other segment. The December 2003 data was subsequently adjusted. This segment’s debt includes those amounts of SUEZ SA, SUEZ Finance SA, GIE SUEZ Alliance, SUEZ Finance Limited, the Tractebel parent company, and Tractebel Invest International BV.

(b)	Net of marketable securities, cash and cash equivalents.

The breakdown by business segment using net borrowings is as follows:

(In millions of €)	Juin 30, 2004	December 31, 2003
EGE	(1,942.5)	(1,614.2)
EGI	7,412.2	7,493.1
EIS	392.1	380.5
SUEZ ENVIRONMENT	4,901.4	4,557.7
OTHER (a)	3,033.3	4,174.0

Total	13,796.4	14,991.1

(a)	Subsequent to the creation of a unified head office, the holding entities (including financing vehicles dedicated to the Group’s activities in the Energy sector) are now classified in the Other segment. The December 2003 data was subsequently adjusted. This segment’s debt includes those amounts of SUEZ SA, SUEZ Finance SA, GIE SUEZ Alliance, SUEZ Finance Limited, the Tractebel parent company, and Tractebel Invest International BV.

15.5	Borrowings and long-term debt by currency

The main currencies in which the Group’s debts were denominated are as follows:

Gross debt

	After adjustment for financial instruments				Before adjustment for financial instruments
(In millions of €)	June 30, 2004%		Dec. 31, 2003%		June 30, 2004%		Dec. 31, 2003%
€ zone	15,719.4	65%	17,072.5	64%	17,479.4	73%	19,699.1	74%
$ zone	5,343.5	22%	5,992.9	22%	4,040.3	17%	4,277.0	16%
£ zone	939.7	4%	877.4	3%	291.5	1%	282.8	1%
Other currencies	1,998.6	8%	2,751.3	11%	2,190.0	9%	2,435.2	9%

Total	24,001.2	100%	26,694.1	100%	24,001.2	100%	26,694.1	100%

Net debt

	After adjustment for financial instruments				Before adjustment for financial instruments
(In millions of €)	June 30, 2004%		Dec. 31, 2003%		June 30, 2004%		Dec. 31, 2003%
€ zone	6,789.9	49%	6,399.1	43%	8,381.9	61%	9,375.1	63%
$ zone	4,675.7	34%	5,648.2	38%	3,538.1	26%	3,582.9	24%
£ zone	872.9	6%	846.9	6%	220.2	2%	252.3	2%
Other currencies	1,457.9	11%	2,096.9	13%	1,656.2	11%	1,780.8	11%

Total	13,796.	100%	14,991.1	100%	13,796.4	100%	14,991.1	100%

15.6	Borrowings and long-term debt by interest rate

Gross debt

	After adjustment for financial instruments	Before adjustment for financial instruments	After adjustment for financial instruments	Before adjustment for financial instruments
(In millions of €)	June 30, 2004	June 30, 2004	December 31, 2003	December 31, 2003
Floating-rate	12,655.7	8,737.6	10,734.0	9,072.9
Highest	21,6%	21,6%	27,3%	21,2%
Lowest	0,1%	0,1%	0,1%	0%

Weighted average	3,7%	3,6%	3,9%	3,4%

Fixed-rate	11,345.5	15,263.6	15,960.1	17,621.2
Highest	12,4%	19,0%	16,9%	16,9%
Lowest	0,0%	0,0%	0,0%	0,1%

Weighted average	4,6%	5,1%	4,5%	4,6%

Floating interest rates are generally linked to inter-bank offered rates in the relevant currency zones. The weighted average interest rate applied to bank overdrafts was 1.8% as of June 30, 2004 and 2.6% as of December 31, 2003. The weighted average interest rate applied to long-term debt was 4.2% as of June 30, 2004 and December 31, 2003.

In addition, interest rates applied to marketable securities and cash and cash equivalents are essentially floating rates.

Debt/equity ratio

(In millions of €)	June 30, 2004	December 31, 2003
Long-term debt	23,083.9	25,606.9
Bank overdrafts and cash current accounts	917.3	1,087.2
Marketable securities	(4,025.8)	(5,015.0)
Cash and cash equivalents	(6,179.0)	(6,688.0)

Net balance sheet debt	13,796.4	14,991.1

Total shareholders’ equity	12,318.9	11,742.9

Debt/equity ratio	112.0%	127.7%

15.7	Market value of borrowings

The market value of borrowings and long-term debt before taking into account financial instruments as of June 30, 2004 is €24,064.9 million (net book value of €24,001.2 million), compared to €27,250.4 million as of December 31, 2003 (net book value of €26,694.1 million). The market value of gross debt after taking into account financial instruments totals €24,166.7 million, compared to €27,265 million as of December 31, 2003. This market value, which includes accrued interest receivable, was calculated based on the interest rate which the Group could obtain for loans with comparable terms, conditions and maturities, when available.

NOTE - 16. Derivative instruments and market-related exposures

•	Purpose of derivative instruments

The Group uses derivative financial instruments primarily to manage its exposure to fluctuations in interest rates, foreign exchange rates, commodities and equity investments. Except for commodities which involve specific trading transactions, these financial instruments are generally designated as hedges of underlying exposures associated with specific assets, liabilities or cash flows.

•	Counterparty risk

Cash surpluses are invested and financial instruments traded with major international banks. Group counterparties are highly diversified, in order to avoid excessive concentration of this risk. They are selected based on ratings awarded by rating agencies and Group knowledge. As of June 30, 2004, no single counterparty represented over 20% of the notional amount of financial instruments used.

Credit limits are also set for commodity trading based on counterparty ratings. Letters of credit and guarantees are requested, where necessary, to limit counterparty risk.

•	Notional amounts and fair value

In the tables presented in Notes 16.1 and 16.2, the notional amounts represent the face values of financial instruments. They do not represent the discounted value of amounts actually exchanged by the parties and thus are not a measure of the Group’s exposure as a result of its use of instruments.

Nominal amounts expressed in foreign currencies are translated into euro at year-end exchange rates.

The fair value of foreign exchange and interest rate instruments is estimated by discounting future cash flow differentials, or by obtaining a market price from third-party banks. The fair value amounts, whether estimated internally or by third-party banks, have been determined using available market information or other appropriate valuation methodologies. Therefore, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. The effect of using different market assumptions and/or estimation methodologies may be material to the estimated fair value amounts.

16.1	Foreign currency and interest rate risk

Foreign currency and interest rate risk

The Group’s foreign currency and interest risk management policy is described in the December 31, 2003 consolidated financial statements.

Group foreign currency instruments are primarily denominated in U.S. dollars.

Off-balance sheet financial instruments held to manage foreign exchange and interest rate risk are as follows:

(In millions of €)	Average rate	Notional contract value by maturity date								Fair value
		As of June 30, 2004
		2nd half of 2004	2005	2006	2007	2008	2009	> 5 years	Total
Interest rate swaps - Receive fixed rate		760.2	107.6	83.9	501.3	18.3	2,405.2	3,473.9	7,350.4	12.7
	€4.57%	746.3	41.8	67.1	484.5	1.5	2,151.4	3,406.0	6,898.6	(15.3)
US$	5.25%	13.9	65.8	16.8	16.8	16.8	253.8	67.9	451.8	28.0
Interest rate swaps - Pay fixed rate		750.8	1,022.3	199.3	576.0	277.9	188.0	884.8	3,899.1	(39.2)
	€5.27%	168.6	570.3	105.0	124.5	174.3	90.1	341.5	1,574.3	22.8
	£6.29%	—	180.2	1.3	1.4	22.4	1.6	23.2	230.1	(4.5)
US$	4.94%	569.2	162.0	77.7	442.1	72.3	86.4	461.1	1,870.8	(52.4)
Other currencies	4.64%	13.0	109.8	15.3	8.0	8.9	9.9	59.0	223.9	(5.1)
Interest rate swaps - Floating/Floating		575.9	4.2	—	112.2	—	—	—	692.3	0.5
€		—	4.2	—	93.2	—	—	—	97.4	0.6
US$		575.9	—	—	19.0	—	—	—	594.9	(0.1)
FRA (Forward Rate Agreement) - Purchased
	€4.78%	—	158.7	158.7	39.7	—	—	—	357.1	(1.4)
Caps - Purchased		39.0	66.7	54.4	106.9	14.9	680.3	626.7	1,588.9	50.4
	€4.97%	34.7	9.9	49.6	103.1	9.9	675.0	620.7	1,502.9	50.0
US$	7.35%	4.3	56.8	4.8	3.8	5.0	5.3	6.0	86.0	0.4
Caps - Sold		57.6	39.7	39.7	—	—	—	—	137.0	—
	€6.07%	—	39.7	39.7	—	—	—	—	79.4	—
US$	7.75%	57.6	—	—	—	—	—	—	57.6	—
Floors - Purchased		111.4	65.0	15.0	—	—	—	—	191.4	0.3
	€2.75%	25.0	65.0	15.0	—	—	—	—	105.0	0.3
US$	8.00%	86.4	—	—	—	—	—	—	86.4	—
Floors - Sold
US$	5.40%	—	54.6	—	—	—	—	—	54.6	(3.3)
Collars		4.5	140.7	7.1	8.6	8.2	8.4	24.7	202.2	(11.5)
	€2%-2.96%	2.8	3.2	3.7	4.2	4.8	5.5	—	24.2	—
US$	4.76%-6.41%	1.7	137.5	3.4	4.4	3.4	2.9	24.7	178.0	(11.5)
Currency swaps - By currency borrowed		40.5	—	61.2	197.1	81.9	576.5	371.6	1,328.7	144.7
US$		36.2	—	41.1	57.1	81.9	510.2	371.6	1,098.0	73.3
Other currencies		4.3	—	20.1	140.0	—	66.3	—	230.7	71.4
Currency swaps - By currency lent		133.5	58.8	114.7	94.2	29.7	143.9	165.7	740.5	(4.9)
€		—	49.6	—	—	—	—	150.0	199.6	26.3
US$		3.7	9.3	—	—	—	88.2	—	101.2	(15.1)
Other currencies		129.8	(0.1)	114.7	94.2	29.7	55.7	15.7	439.7	(16.1)
Foreign exchange swaps - By currency borrowed		1,497.7	156.5	—	—	20.9	—	8.4	1,683.5	16.4
£		672.0	—	—	—	20.9	—	—	692.9	0.8
US$		724.6	2.8	—	—	—	—	8.4	735.7	5.8
Other currencies		101.1	153.7	—	—	—	—	—	254.9	9.8
Foreign exchange swaps - By currency lent		101.3	38.6	10.5	11.6	—	—	—	161.9	(19.8)
£		1.5	—	—	—	—	—	—	1.5	—
US$		75.0	38.6	10.5	—	—	—	—	124.0	(19.1)
Other currencies		24.8	—	—	11.6	—	—	—	36.4	(0.7)
Forward contracts - Purchased		186.0	201.2	142.2	46.5	3.2	—	—	579.1	13.8
£		42.8	58.5	48.1	37.8	3.1	—	—	190.3	3.5
US$		113.2	137.2	94.1	8.7	0.1	—	—	353.3	0.8
Other currencies		30.0	5.5	—	—	—	—	—	35.5	9.5
Forward contracts - Sold		426.5	92.4	24.2	5.9	5.9	5.9	62.2	623.1	50.6
€		2.7	—	—	—	—	—	—	2.7	0.7
£		47.3	53.4	3.5	—	—	—	—	104.3	(0.6)
US$		211.7	33.0	19.4	5.9	5.9	5.9	62.2	344.1	49.7
Other currencies		164.8	6.0	1.3	—	—	—	—	172.0	0.8
Foreign exchange options
Call-purchased
US$		42.0	—	—	—	—	—	—	42.0	0.1
Call-sold		9.3	6.2	—	—	—	—	—	15.5	(0.5)
US$		—	6.2	—	—	—	—	—	6.2	(0.5)
Other currencies		9.3	—	—	—	—	—	—	9.3	—
Put-purchased		15.0	6.2	—	—	—	—	—	21.2	(0.1)
US$		—	6.2	—	—	—	—	—	6.2	0.1
Other currencies		15.0	—	—	—	—	—	—	15.0	(0.2)

TOTAL		4,751.2	2,219.4	910.9	1,700.0	460.9	4,008.2	5,618.0	19,668.5	208.8

16.2	Equity risk

The Group has optimized the management of its security portfolio through the sale of call options, incorporated, in particular, with the sale of bonds exchangeable for portfolio securities (see Note 15.2). When these portfolio securities are sold, the Group hedges these transactions, when necessary, through the purchase of call options.

Off-balance sheet financial instruments held to manage equity risk are as follows:

Equity instruments

	Notional contract value by maturity date As of June 30, 2004								Fair value
(In millions of €)	2nd half 2004	2005	2006	2007	2008	2009	> 5 years	Total
Equity options
Call - sold		12.0						12.0
Call – purchased (a)	633.2							633.2	2.8

Total	633.2	12.0	0,0	0,0	0,0	0,0	0,0	645.2	2.8

(a)	the calls purchased hedge any bonds issued by the Group exchangeable for Total shares

16.3	Commodity risk

Hedging transactions

In the course of its operating activities, the Group is exposed to fluctuations in commodity prices, in particular in the gas and electricity markets.

The increasing liquidity of these markets enabled the Group in the first half of 2004 to enter into transactions hedging these risks using derivative instruments, both firm and optional, available on organized markets and over-the-counter. The Group’s aim is to protect against unfavorable movements in market prices which could effect supply costs or sales contract margins.

Off-balance sheet financial instruments held with a view to managing exposure to fluctuations in commodity prices are presented below in their notional amount expressed in MMBTU (millions of British Thermal Units, the standard conversion unit for energy contracts):

Commodity instruments

	Notional amounts In thousands of MMBTU								Fair value In millions of €
	As of June 30, 2004
	2004	2005	2006	2007	2008	2009	> 5 ans	Total
Natural gas and electricity	(51,917.7)	(122,257.6)	(24,159.9)	(7,300.0)	21,960.0	14,600.0	(14,600.0)	(183,675.2)	(497.6)
Swaps	(52,036.1)	(106,503.6)	(30,439.8)	(7,300.0)	21,960.0	14,600.0	(14,600.0)	(174,319.5)	(448.4)
Options	4,284.1	(5,468.8)	7,300.0					6,115.3	(4.2)
Forwards/futures	(4,165.7)	(10,285.2)	(1,020.1)					(15,471.0)	(45.0)
Fuel, Gas oil and Heating oil	(35,673.4)	(76,148.6)	(30,824.3)	(31,957.0)	(13,838.1)	0.0	0.0	(188,441.4)	101.4
Swaps	(46,881.1)	(76,148.6)	(30,824.3)	(31,957.0)	(13,838.1)			(199,649.1)	101.9
Options	11,207.7							11,207.7	(0.5)
Forwards/futures								0.0
Crude Oil	27,732.0	55,464.0	40,211.4	0.0	0.0	0.0	0.0	123,407.4	(28.5)
Swaps	27,732.0	55,464.0	40,211.4					123,407.4	(28.5)

Total	(59,859.1)	(142,942.2)	(14,772.8)	(39,257.0)	8,121.9	14,600.0	(14,600.0)	(248,709.2)	(424.7)

16.4	Trading activities in commodities

The Group enters into spot and forward contracts for natural gas, electricity and various petroleum products on organized and over-the-counter markets. The Group offers its customers price risk management services. These transactions are performed using a variety of intermediary instruments traded in Europe and the United States.

Derivative instruments used include: (a) forward contracts involving physical delivery of an energy commodity, (b) swap agreements, which require payments to (or receipt of payments from) counterparties based on the differential between a fixed and variable price for the commodity, and (c) options and other contractual arrangements. The Group uses commodity derivatives in order to optimize prices proposed to industrial and commercial customers in the energy sector, as well as for positions taken on its own behalf.

In accordance with internal risk control procedures, risk control departments, independent of the trading departments which initiate and actively manage the positions, are responsible for performing fair value calculations and managing market and credit risks. Fair value and risk exposure calculations are performed daily. Information potentially impacting the credit rating of Group trading activity counterparties is collected and assessed daily and credit limits are automatically adjusted based on the financial data of counterparties.

Net income generated by Group trading activities, defined as net margin after brokerage fees and net allocations to reserves, amounted to €24 million as of June 30, 2004 (compared to €45 million in the first half of 2003).

Notional Amounts and Terms

The notional amounts and terms of these instruments are shown hereafter (notional amounts in MMBTV, millions of British Thermal Units, the standard conversion unit for energy contracts):

Commodities

	June 30, 2004		December 31, 2003
	Notional amounts (Net*)	Maximum maturity	Notional amounts (Net*)	Maximum maturity
	In thousands of MMBTU	(in years)	In thousands of MMBTU	(in years)
Electricity	(314.1)		3,409.5
Swaps	46,121.1	8	12,731.0	8
Options	8,340.6	4	8,210.0	2
Futures/Forwards	(54,775.8)	7	(17,531.5)	4
Natural gas	42,631.9		68,455.3
Swaps	2,920.7	4	5,704.5	4
Options	(7,539.0)	4	23,699.0	4
Futures/Forwards	47,250.2	4	39,051.8	4
Crude oil	2,820.9		521.0
Swaps	8,251.6	2	4,118.6	3
Options	(5,602.8)	1	(3,597.6)	1
Futures	172.1	0	—	—
Fuel, Gas oil and Heating oil	11,148.4		131.9
Swaps	11,148.4	4	131.9	1
Options			—	—
Futures			—	—

Total	56,287.1		72,517.7

*	purchase position/(selling position)

Notional amounts reflect the volume of open transactions and not the amounts exchanged by the parties relating to the financial instruments. Accordingly, notional amounts are not an exact measure of the Group’s exposure to market or credit risks. The maximum maturities indicated above and the related notional amounts are not indicative of probable future cash flows, to the extent that price risk management could lead to netting of these positions on the market at any time within the limit of the Group’s available funds.

Fair value

The fair value as of June 30, 2004 and December 31, 2003 and the average fair value of instruments used in commodity trading activities are set forth below:

(In millions of €)	Fair value as of June 30, 2004	Average fair value for the half-year ended June 30, 2004 (a)	Fair value as of December 31, 2003	Average fair value for the year ended December 31, 2003 (a)
Natural gas and electricity	29.6	24.7	19.1	(6.2)
Crude oil	(3.9)	(0.1)	—	2.2
Fuel, gas oil and heating oil	0.3	(0.2)	0.5	(0.8)

Total	26.0	24.4	19.6	(4.8)

(a)	Month-end positions

These fair values are not representative of probable future cash flows insofar as the underlying positions are sensitive to price movements and can be modified by new transactions.

The following table presents the fair value of financial instruments held by the Group as of June 30, 2004, as part of its energy trading activities, analyzed by valuation method and maturity.

Fair value calculation method

(In millions of €)	2004	2005 to 2010	2011 and thereafter	Total fair value
Listed price on an active market (a)	(2.30)	12.20		9.90
Price provided by other external sources (b)	5.96	3.03		8.99
Price based on calculation models or other valuation methods (c)	4.83	3.14	(0.87)	7.10

Total	8.49	18.37	(0.87)	26.00

(a)	Listed prices on an organized market: for contracts traded on organized markets, the Group uses the prices published by these markets. Prices are available at the end of each trade day.

(b)	Prices provided by other external sources: for contracts traded over-the-counter, the Group uses prices communicated by brokers. Listed prices on organized markets are directly available to value long-term contracts and swap contracts on commodity and energy markets in which the Group trades. Prices reflect current economic and regulatory conditions on these markets and are subject to short-term modifications reflecting changes in market conditions. The availability of listed prices on organized markets varies depending on the period and commodity. During these periods and in reduced liquidity areas, the Group estimates the price based on organized market prices, prices available on less liquid markets and other fundamental market analyses. The price of transactions performed by the Group is also used to validate the transactions obtained and the prices received from brokers.

(c)	Models and other valuation methods: the Group estimates the fair value of less-standard instruments using models and other valuation techniques which reflect the most relevant available information. Valuation techniques include the valuation of options, statistical analyses and simulations and discounted value concepts including estimation risk and cash flow scheduling measurement and reflecting specific contractual clauses. Assumptions include commodity market prices, or an estimate thereof in the absence of market prices, nil risk discounting rates, volatility factors underlying positions, the estimated correlation of commodity and energy prices, contractual volumes, estimated values, the liquidity of the market on which the contract is traded and the risk premium taken into account by market players when determining fair value. While listed market prices are not available for these derivative contracts themselves, the market price of the underlying commodity is a significant component in the valuation of these contracts.

Changes in fair value

(In millions of €)
Fair value as of December 31, 2003	19.6
Contracts unwound or settled in 2004	(16.0)
Initial fair value recorded for new contracts in 2004 (a)	—
Fair value movements due to changes in appraisal techniques (b)	(0.4)
Other changes in fair value (c)	22.8

Fair value as of June 30, 2004	26.0

(a)	Energy trading contracts presenting unrealized gains or losses from initiation.

(b)	Includes fair value movements resulting from changes in valuation techniques, changes in the method of calculating correlations, volatilities and volume forecasts, changes in the market and historical data characteristics used to calculate correlations, volatilities and historical forecasts and also changes in sources or types of assumptions.

(c)	Represent fair value changes due to market fluctuations (price fluctuations, volatility, etc.).

Counterparty risk

In conjunction with the valuation of its financial instruments, the Group provides reserves for risks associated with its trading activity, including credit risk. Credit risk reflects the loss that the Group would incur as a result of nonperformance by counterparties of their contractual obligations. The Group has implemented credit procedures with regard to its counterparties and a risk management policy in order to minimize this risk (evaluation of potential counterparties’ financial condition, including credit rating, security requests, use where possible of standardized agreements which allow for the netting of positive and negative exposures associated with a single counterparty, and collateral requirements).

As of June 30, 2004, 91% of credit exposure was with “investment grade” counterparties:

	June 30, 2004		December 31, 2003
(In millions of €)	Investment Grade (a)	Total	Investment Grade (a)	Total
Oil and gas producers	13.0	13.0	28.8	31.7
Energy marketers	213.9	227.7	153.2	182.0
Gas and electric utilities	67.9	84.2	70.9	132.0
Financial institutions	26.8	27.6	68.8	68.8
Industrials	0.8	1.6	0.6	2.7
Organized markets	26.2	29.4	14.2	14.8

Total	348.6	383.5	336.5	432.0

(a)	The “Investment Grade” column includes transactions with counterparties with a minimum Standard & Poor’s or Moody’s rating of BBB- or Baa3 respectively, or an equivalent Dun & Bradstreet rating. “Investment Grade” status is also determined using publicly available credit ratings, along with consideration of pledged assets, letters of credit and parent company guarantees.

Market risk:

Value at risk

In accordance with internal risk management procedures, market risk is managed by risk control departments independent of the trading departments which initiate and actively manage the positions. Trading activities expose the Group to market risk resulting from negative movements in commodity and electricity prices. This price risk is generated by the trading activities which manage the positions resulting from the range of products offered to our customers and our production units and positions taken on the Group’s own behalf. The Group assesses, measures and manages the market risk in respect of commodity and electricity positions, on a daily basis, using the value at risk method, together with other market risk limits. The quantification of the market risk using the value at risk approach provides a transversal measure of risk, taking all markets and products into account. The use of these methods requires the determination of key assumptions, and notably the selection of a confidence interval and a holding period.

(In millions of €)	June 30, 2004	2004 Average (a)	2003 Average (a)	High 2004 (b)	Low 2004 (b)
Value at risk	2.3	2.8	4.4	7.5	1.2

(a)	Average daily values (100%).

(b)	Month-end highs and lows observed in 2004.

Value at risk (VAR) represents the maximum potential loss in value in an asset portfolio, based on a given investment period and confidence interval. The value at risk is not an indication of expected future results. The Group assumes an investment period of 1 day and a confidence interval of 95%.

NOTE - 17. Off-balance sheet commitments

17.1	Bilateral commitments to purchase

Operating subsidiaries of the Group have entered into various long-term contracts and “take-or-pay” contracts for the purchase or sale of specified quantities of commodities for firm purchases (essentially gas) and electricity or gas for firm sales and related services. Principal future commitments under Energy contracts are presented below. They are valued at the closing spot rate or the price provided in the contract if this is not exclusively based on market conditions and according to their maturity are discounted based on the issued bond rates of leading companies. The Group is also committed to purchasing and selling future services in the completion of long-term contracts.

In the normal course of activities, certain Group companies have also entered into contracts for the purchase of technical installations with a total value of €1,689 million as of June 30, 2004. These commitments primarily concern the construction of energy production units and the acquisition of equipment comprising turbines, gas power stations and cogeneration plants and incinerators.

(In millions of €)	Firm commodity, combustibles and electricity purchases	Firm electricity, gas, steam and oil sales	Firm PP&E purchases
2nd half of 2004	2,540.1	5,210.3	231.8
2005	3,680.9	5,270.2	695.2
2006	2,849.6	3,673.4	190.4
2007	2,363.4	2,356.4	75.3
2008	2,121.8	1,923.3	300.7
2009	1,826.1	1,628.3	1.5
Thereafter	12,047.4	9,173.6	194.4

Total	27,429.3	29,235.5	1,689.4

Finally, the Group also made investments in certain concession contracts and, as such, incurred capital expenditures totaling €1,236 million as of June 30, 2004.

17.2	Operating leases which may not be terminated

The Group is committed to operating leases, which may not be terminated, relating to premises, facilities, ships (LNG tankers) and vehicles which expire on various dates during the next few years. The Group considers that, in the normal course of business, contracts expiring will be renewed or replaced.

The present value of minimum future payments in respect of these leases is as follows:

(In millions of €)	Operating leases which may not be terminated
2nd half of 2004	92.5
2005	194.5
2006	172.1
2007	133.1
2008	101.4
2009	84.6
Thereafter	428.0

Total	1,206.2

17.3	Other commitments

(In millions of €)	June 30, 2004	Maturing in 2004	Maturing in 2005	Maturing between 2006 and 2009	Maturing thereafter
Commitments given:
Commitments given on contracts	2,646.3	653.8	517.4	474.5	1,000.6
Performance bonds and similar	1,829.6	477.5	364.1	396.2	591.8
Other commitments given on contracts	816.7	176.3	153.3	78.3	408.8
Financing commitments	5,148.2	1,773.8	320.7	829.3	2,224.4
Personal collateral given	629.5	44.2	133.8	123.4	328.1
Assets pledged and other collateral given	4,303.5	1,729.5	185.2	650.9	1,737.9
Other financing commitments given	215.2	0.1	1.7	55.0	158.4
Other commitments given	4,154.5	102.7	525.5	1,171.4	2,354.9
Commitments given on commodities (energy trading, hedging instruments)	1,179.4	2.8	24.5	35.9	1,116.2
Other commitments given	2,975.1	99.9	501.0	1,135.5	1,238.7

Total	11,949.0	2,530.3	1,363.6	2,475.2	5,579.9

Commitments received:
Guarantees received on contracts	623.0	116.4	174.3	205.6	126.7
Financing commitments received	8,197.9	1,714.5	462.1	5,597.0	424.3
Credit facilities authorized and available and commercial paper back-up lines	6,096.9	98.6	377.9	5,368.5	251.9
Securitization (See Note 17.5)	75.3	0.0	0.0	75.3	0.0
Other financing commitments received	2,025.7	1,615.9	84.2	153.2	172.4
Other commitments received	1,425.6	108.1	52.7	23.4	1,241.4
Commitments received on commodities (energy trading, hedging instruments)	1,183.6	1.4	0.0	0.0	1,182.2
Other commitments received	242.0	106.7	52.7	23.4	59.2

Total	10,246.5	1,939.0	689.1	5,826.0	1,792.4

Commitments given on contracts primarily comprise performance bonds guaranteeing customers the completion of contract services. In terms of the performance bonds, 54% relate to the Environment business line and 45% to the Energy business line. The percentage of the contract covered by the guarantee depends on the location of the contract (10 to 15% of the contract value for normal performance bonds and up to 70% for certain performance bonds).

Other contract guarantees include advance repayment deposits, retention deposits, bid deposits and to a lesser extent guarantees covering advance payments made to sub-contractors.

Financing commitments given comprise personal security granted primarily to creditors of Group equity investees in the amount of €629.5 million, collateral of €4,303.5 million and other financing commitments given mainly to proportionally consolidated companies of €215.2 million. In the case of collateral, the assets allocated to guarantee the liabilities are primarily tangible assets (power stations and other installations and equipment) and consolidated investments which represent approximately 60% of collateral.

The Group has received financing commitments in the amount of €8,197.9 million, corresponding primarily to available approved credit facilities and commercial paper back-up lines.

The Group has also given and received commitments (letters of credit, parent company guarantees) in the context of its activities with commodity hedging policy and energy trading counterparties in the amount of €1,179.4 million and €1,183.6 million, respectively.

Other commitments given include principally the following transactions:

•	As part of its European activity expansion, Electrabel is progressively increasing its presence in France via investments in Shem and CNR. The share purchase commitments in respect of these investments totaled approximately €1.2 billion, to be spread over 2004 and 2006.

•	Furthermore, Electrabel entered into a contract to purchase the entire electricity production of Société Hydroélectrique du Midi (SHEM) and pay an annual fixed amount, net of tax, of between €78 million and €80 million.

•	In addition, Energie du Rhône (joint subsidiary of Electrabel, 44%, and CNR, 51%) signed electricity purchase/sale contracts with Compagnie Nationale du Rhône.

•	The Group granted the purchaser of a 30% interest in Elia System Operator an option for the resale of this interest, eligible for exercise until February 29, 2004. This option matured without being exercised by the purchaser.

In other respects, SUEZ companies are committed by vendor warranties resulting from the sale of activities, and subject to reserves where their exercise is considered probable. Potential liabilities in respect of vendor warranties totaled €1,691 million as of June 30, 2004, compared to €1,735 million at the 2003 year-end. The decrease is due to the sale of Noos in the first half of 2004 and the changes in the USD and GBP foreign exchange terms and conditions governing the warranties relating to the sales of Nalco and Northumbrian (performed in 2003).

SUEZ remains (through one of its US subsidiaries) holder of the operating lease contract relating to the headquarters occupied by Nalco in Naperville and sub-leased to the latter. SUEZ has received a counter-guarantee from Nalco, who remains liable for all the commitments relating to the operating lease towards SUEZ as well as the lessor. In the event of default of Nalco, the Group would notably be liable for lease payments to be incurred over the operating lease contract life (€204.2 million).

17.4	Contractual obligations impacting future outflows

The following table presents an estimate of contractual obligations as of June 30, 2004 impacting future cash outflows of the Group. This estimate encompasses Group net borrowings and, among the off-balance sheet commitments described in Note 17, operating leases, irrevocable commitments under which the Group has undertaken to purchase tangible assets, and other long-term commitments.

	Payments in
(In millions of €)	2nd half of 2004	2005	2006 to 2009	Thereafter	Total
Net borrowings (including capital leases) (See Note 15.3)	(2,955.9)	2,047.2	7,829.2	6,875.9	13,796.4
Operating leases (See Note 17.2)	92.5	194.5	491.2	428.0	1,206.2
Irrevocable purchase commitments	232.1	1,036.4	1,546.7	297.8	3,113.0
Other long-term commitments	165.8	264.2	407.0	614.1	1,451.1

17.5	Trade receivable securitization program

The Group relies on a 5-year European trade receivable securitization program, covering a maximum of €470.0 million in receivables (total securitized receivables net of deposit accounts). Trade receivables of the different entities concerned (SITA Group, Elyo Group, Fabricom Group) are sold to a special-purpose securitized debt fund which secures refinancing on the commercial paper market. The debtors of the trade receivables concerned are primarily local authorities and companies.

SUEZ guarantees the securitized debt fund against initial losses on receivables and their concentration on a single counterparty by depositing amounts (securitization enhancement) with the securitized debt fund in respect of this guarantee, the level of which is determined for each generation of receivables sold. Payments overdue by more than a predetermined period are refinanced by the transferor via a draw-down by the securitized debt fund on the deposit account.

As of June 30, 2004, securitized debt outstanding totaled €504.6 million and the securitized debt fund deposit totaled €109.9 million. As of June 30, 2004, this deposit was covered by an immaterial reserve.

The program provides for certain cases of early resolution. In particular, the transfer of new receivables to the securitized debt fund would no longer be possible if the credit rating of GIE SUEZ Alliance by Moody’s Investor Services fell below Baa1.

The summary balance sheet of the European securitized debt fund as of June 30, 2004 is as follows (in millions of €):

Assets
Securitized debt	504.6
Miscellaneous receivables	0.5

Total	505.1

Liabilities
Ordinary shares	395.2
Liabilities	109.9

Total	505.1

Pursuant to regulation No. 99-02 amended by regulation No. 2004-04 of May 4, 2004, the Group did not consolidate as of June 30, 2004 the securitized debt funds held under the securitization program, insofar as it claimed not to exercise any decision-making power within the meaning of the aforementioned regulation. This decision-making power is considered, in substance, not to be exercised as of June 30, 2004 based on the following information: possibility of replacement and compensation of the manager at market terms and conditions, share rating, cash collaterization of the guarantee, limitation on receivable repurchases, these elements being subject to market discussions pending a final interpretation by the French Accounting Regulation Committee Urgent Issues Taskforce.

NOTE - 18. Disputes and other exceptional events

The Group is involved with various claims and disputes with its customers that arise in the ordinary course of business and with tax authorities in certain countries. The Group estimates its liability based on its historical experience with similar type claims or on expert advice. In the opinion of management, the amount of any ultimate liability with respect to these claims will not materially affect the Group’s consolidated financial statements, results of operations or gross cash flow.

•	Competition and integration

Environment

In France, the Anti-Trust Council (“Conseil de la Concurrence”) ruled that the subsidiary companies of Compagnie Générale des Eaux (CGE) and Lyonnaise des Eaux with equal stakes in water distribution created a collective dominant position between the two groups. Nevertheless, the council did not impose sanctions but requested that the Minister of the Economy order the two companies to modify or terminate the agreements that combine their resources within joint subsidiaries.

Following the appeal by the CGE, the Court of Cassation recently quashed the ruling of the Paris Court of Appeal which had confirmed the decision of the Anti-Trust Council, on the procedural grounds that the Appeal Court did not have jurisdiction to assess a measure that falls under the law governing the control of concentrations. Following this ruling which does not challenge the decision of the Anti-Trust Council, the Minister of the Economy could subsequently issue a decision to order the two groups to separate their joint subsidiaries.

•	Disputes and arbitration

The Group is involved with various claims and disputes with third parties or tax authorities in certain countries that arise in the ordinary course of business. Provisions are recorded for these claims and disputes when there is an obligation (legal, contractual, or implicit) to a third party, if it is probable that there shall be a cash outflow at the year-end with no consideration expected from a third party, and that the estimate of this outflow is sufficiently reliable. The provisions recorded in respect of these claims, disputes and tax risks as of June 30, 2004 totaled €477.6 million.

In Manila, the demand to withdraw from the concession contract using the termination notice, filed before the Appeals panel, was rejected on February 7, 2003. On November 7, 2003, the arbitration tribunal ruled that the concession contract could not be terminated and that the concession fee owed by Maynilad (Philippines) had to be paid. Since that date, negotiations have continued between MWSS (concession-granting authority), the lending banks and the company’s two shareholders (SUEZ Environment, 40% and Benpres, 60%), in order to reorganize the company and ensure its long-term viability. As a result of these negotiations, the SUEZ Group, whose commitments were fully provided for in 2002, intends to reduce its stake and hence its corresponding exposure in the company.

In Jakarta, negotiations were held with the concession-granting authority and resulted in authorization to increase prices significantly. However, uncertainties remain over the outcome of the negotiations to enable the contract to meet profitability expectations and guarantee its long-term future. The provisions recorded in 2002 to cover all of the Group’s commitments were maintained in the first half of 2004.

Aguas do Amazonas has a concession contract for a term of 30 years to distribute water and provide wastewater management services for the city of Manaus in Brazil. Three legal disputes are currently pending against the company and relate to: 1) the discharge of untreated waste water, 2) the invoicing process, and 3) the price increase obtained in December 2003. The Group’s financial statements for the half-year ended June 30, 2004 have adequate provisions to cover the risks relating to this concession.

Regarding the situation in Argentina, please see Note 20-4.

On August 16, 2004 in Brazil, VEA received a notice from the Federal Justice Department to pay or guarantee the payment of BRL 1.5 billion (around €410 million) in respect of a challenge made by the Brazilian tax authorities on the tax debt refinancing plan of the Brazilian company Oxfort (company that had maintained the activities not acquired by the SUEZ Group in 1997). On August 26, 2004, the Brazilian Justice Department suspended the decision of the tax authorities resulting in the suspension of this notice. Insofar as SUEZ has never held any direct or indirect interests in Oxfort, the Group believes that it is not at risk in this case and has not recorded a provision in the financial statements for the half-year ended June 30, 2004.

Degrémont Ltd was subject to claims relating to completed contracts or contracts in the course of completion, and more particularly, like all the other contracting parties in the Liverpool project, a claim of £107 million. No distinction was made between Degrémont Ltd and the other contracting parties despite the existence of separate contracts (value alone of the contract with Degrémont Ltd: £2.6 million for the design of the plans for one part of the treatment plant). The provisions recorded as of June 30, 2004 reflect the best estimate at this date of the possible outcomes of the prevailing claims.

The Belgian tax authorities have assessed Tractebel SA for an amount of €157 million and have made known their intention to issue a further assessment in the amount of €31 million, in respect of Tractebel’s investments in gas transportation and electricity distribution networks in Kazakhstan. Tractebel has appealed this assessment and, based on its analysis and the advice of legal counsel, the Group considers that these claims are without foundation.

On November 15, 2000 Tractebel Energy Marketing, Inc (“TEMI”), an affiliate of SUEZ-Tractebel S.A. (“STSA”), entered into a long-term Power Purchase and Sale Agreement (“PPSA”) with AEP Power Marketing Inc. (“AEP”), whereby TEMI would purchase capacity, energy and ancillary services produced by a plant to be built in Plaquemine, Louisiana. Payment obligations of TEMI under the PPSA are guaranteed by STSA up to an amount of USD 50 million. On September 5, 2003 TEMI filed a declaratory judgment action against AEP in the United States District Court of the Southern District of New York (the “Court”) requesting the Court, amongst others, to declare the PPSA unenforceable. Pursuant to such action and on the same day, AEP separately filed a declaratory judgment action against TEMI and STSA in the Court seeking, amongst others, for determination of its rights under the PPSA. Discovery is ongoing and the trial is scheduled to begin in January 2005; it is too early in the litigation process to quantify potential rights, damages and liabilities, and therefore to predict an outcome.

Finally, vendor warranties were granted in connection with asset disposals and have been used for certain claims by purchasers. The Group considers that such claims are unjustified and all legal means have been implemented to challenge them (see Note 17.3).

SUEZ is not aware of any other dispute or arbitration which is likely to have, or have recently had, a material impact on the financial condition, results of operations, business or assets of the company or Group.

NOTE - 19. Segment information

After the sale of Nalco in 2003 (main component of the “SUEZ Environment – Industrial Services” business segment) and the gradual sale of its Communications activities (TPS and Coficem/Sagem in 2002, Coditel/Codenet in 2003 and M6 and Noos in 2004), SUEZ is now refocused and reorganized into 4 business segments: Electricity and Gas Europe (EGE), Electricity and Gas International (EGI), Energy and Industrial Services (EIS) and SUEZ Environment (SE).

Each of these business segments is managed separately because each business develops, manufactures and sells distinct products and services, or targets specific customer segments. The activities of the different business segments are as follows:

EGE - EGI - The subsidiaries operating in this business segment produce electricity, and/or ensure the transmission and distribution of electricity, and/or ensure the supply, transit and distribution of gas in Europe (EGE), through Electrabel, Distrigaz and Fluxys, listed companies in which SUEZ has more than 50% control, and internationally (EGI) through a portfolio of assets for the production, transit and, to a lesser extent, the distribution of electricity and gas to mainly the USA, Brazil, Chile, Thailand and the Middle East.

Energy and Industrial Services (EIS) – The subsidiaries operating in this business segment provide engineering, installation, maintenance and delegated management services, particularly in the electronic or thermal equipment, pipeline system and energy network sectors.

SUEZ Environment (SE) – The subsidiaries operating in this business segment provide private individuals and local authorities (water management and water treatment services under concession contracts (Water management), water purification facility design and construction (Turnkey engineering) and waste collection and treatment services including sorting, recycling, composting, landfilling and hazardous waste treatment.

A reconciliation of segment information to consolidated figures is provided below.

Segment profit/(loss)(GOI) is operating income before depreciation, amortization and provisions plus financial income/(loss) other than interest paid and received, plus income of companies accounted for under the equity method (gross operating income).

Segment net assets correspond to resources committed to the development of each of the Group’s business segments (capital employed) and represent total assets adjusted primarily for special concession accounts, other reserves for contingencies and losses, accounts payable, deferred income, exceptional amortization charge, cash and cash equivalents and marketable securities.

The accounting policies applied to segment information are identical to those adopted in the consolidated financial statements.

Employee numbers presented are year-end figures for fully consolidated companies (employees of all categories with permanent, fixed-term or training contracts).

Information by business segment

(In millions of €)	EGE	EGI	EIS	Energy	SE	SEIS	Other	Total
June 2004
Segment revenues	6,983.2	2,602.2	4,751.6		5,583.8			19,920.8
Income from companies accounted for under the equity method	30.9	10.9	1.2		27.3		2.7	73.0
Segment profit (GOI)	1,436.0	638.7	297.5		950.1		(75.9)	3,246.4
Segment net assets	4,660.6	8,789.5	1,896.1		8,944.1		2,112.4	26,402.7
Capital expenditure	213.8	178.3	89.5		451.8		1.8	935.2
Employees	15,631	4,278	66,888		74,097		636	161,530
December 2003 pro forma (a)
Segment revenues	12,747.3	4,490.8	9,396.6		12,309.7		677.5	39,621.8
Income from companies accounted for under the equity method	64.0	56.5	0.8		15.6		28.8	165.7
Segment profit (GOI)	2,458.5	1,124.0	506.5		1,943.8		(21.9)	6,010.9
Segment net assets	5,142.1	8,588.7	1,922.6		8,603.6		2,712.0	26,969.0
Capital expenditure	515.4	801.0	215.8		1,209.8		62.4	2,804.4
Employees	16,259	4,301	68,152		82,790		789	172,291
December 2003
Segment revenues				26,634.6	12,141.7	168.0	677.5	39,621.8
Income from companies accounted for under the equity method				123.3	15.6	13.4	13.4	165.7
Segment profit (GOI)				4,000.8	1,949.9	7.3	52.9	6,010.9
Segment net assets				15,890.1	8,639.0	45.9	2,394.1	26,969.0
Capital expenditure				1,533.6	1,177.5	32.3	61.0	2,804.4
Employees				88,712	82,076	714	789	172,291
June 2003 pro forma (a)
Segment revenues	6,279.2	2,111.2	4,701.9		5,983.2		377.5	19,452.9
Income from companies accounted for under the equity method	29.2	50.3	0.8		—		22.4	102.7
Segment profit (GOI)	1,356.4	621.2	276.1		971.7		29.8	3,255.2
Segment net assets	5,221.0	9,229.8	2,240.4		9,885.8		6,312.5	32,889.5
Capital expenditure	238.1	421.6	90.8		518.7		37.9	1,307.1
Employees	16,407	4,654	68,042		95,070		867	185,040
June 2003
Segment revenues				13,092.2	5,920.9	1,293.4	377.5	20,684.0
Income from companies accounted for under the equity method				78.6	—	0.4	4.7	83.7
Segment profit (GOI)				2,217.5	983.4	213.8	47.1	3,461.8
Segment net assets				16,788.1	9,862.7	4,912.0	2,807.0	34,369.8
Capital expenditure				751.3	503.4	59.8	37.1	1,351.6
Employees				89,461	94,358	11,825	509	196,153

(a)	The pro forma data corresponds to the 2003 data with Nalco accounted for under the equity method (see Note 2) and includes the segment reclassifications mentioned in Note 19.

Information by geographical area (destination for sales)

(In millions of €)	France	Belgium	UK	Other EU countries	Other European countries	North America	South America	Asia and Oceania	Africa	Total
June 2004
Revenues	4,695.0	6,186.2	599.0	4,283.0	168.1	1,841.8	945.4	929.3	273.0	19,920.8
Net assets	3,859.0	1,926.1	1,164.8	6,656.5	565.0	5,661.2	4,058.3	2,198.6	313.2	26,402.7
Employees	59,710	25,873	7,641	31,374	2,394	5,870	19,494	5,195	3,979	161,530
December 2003
Revenues	9,750.5	11,472.7	1,232.5	7,773.0	1,377.6	3,885.4	1,702.1	1,774.2	653.7	39,621.8
Net assets	4,355.2	2,583.1	1,090.3	6,045.5	1,074.1	5,409.8	4,235.2	2,158.2	17.6	26,969.0
Employees	60,846	27,812	7,544	28,289	6,884	11,783	20,234	4,775	4,124	172,291
June 2003
Revenues	4,781.0	5,893.7	738.7	3,896.8	720.2	2,527.2	832.9	1,004.6	288.9	20,684.0
Net assets	3,213.8	3,255.6	1,267.2	7,255.8	1,072.2	10,580.2	5,069.8	2,762.5	(107.3)	34,369.8
Employees	61,045	28,302	8,520	43,493	4,583	17,945	21,323	6,414	4,528	196,153

Reconciliation of gross operating income with operating income

(In millions of €)	June 30, 2004	December 31, 2003	June 30, 2003 pro forma	June 30, 2003
Segment profit (GOI)	3,246.4	6,010.9	3,255.2	3,461.8
Depreciation, amortization and provisions	(1,211.5)	(2,522.2)	(1,392.9)	(1,495.6)
Share in income of companies accounted for under the equity method	(73.0)	(165.7)	(102.7)	(83.7)
Financial items not related to net debt	(71.4)	(91.2)	(69.4)	(66.4)
Other operating items	(4.1)	(26.9)	(26.0)	(26.0)

Group consolidated operating income	1,886.4	3,204.9	1,664.2	1,790.1

Reconciliation of net assets with total assets

(In millions of €)	June 30, 2004	December 31, 2003
Net assets	26,402.7	26,969.0
Goodwill amortization	(1474.7)	(1,456.9)
Loans and receivables related to affiliates	1,325.5	1,215.5
Specific concession accounts	4,917.5	4,847.4
Reserves for contingencies and losses	10,233.3	10,440.4
Accounts payable	12,326.7	13,439.6
Deferred income	2,646.9	2,792.2
Marketable securities and cash and cash equivalents	10,204.8	11,703.0

Total assets	66,582.7	69,950.2

NOTE - 20. Subsequent events

20.1	Ghislenghien disaster

On July 30, 2004, a major explosion occurred following a leak in the gas transit pipe (between Zeebruge and the French border) owned by Finpipe (63% owned subsidiary) and operated by Fluxys (47% owned subsidiary). As of September 2, 2004, 21 persons were killed and 100 persons injured, 60 of whom seriously, in the accident. In addition, the explosion led to the destruction of 2 plants. The Group, which has expressed its grief to the families, has rallied in order to provide financial and moral support to the victims and their families. It remains at the disposal of the relevant public authorities and will contribute fully to the investigations underway to determine the causes of the accident.

The direct financial consequences for the Group have been restricted to immaterial amounts due to the insurance coverage in place.

The gas supply and transit have not been affected at this stage. Supply could, however, be disrupted should this pipeline or the neighboring gas pipeline be out of order for an extended period.

20.2	SUEZ-Tractebel acquires Shell stakes in Distrigaz and Fluxys

On September 7, 2004, SUEZ increased its investment in Distrigaz and Fluxys through the acquisition from Shell of a 16.67% stake in each company.

SUEZ-Tractebel was already the legally controlling shareholder with a 46.83% stake in each company.

This operation supports the Group’s European gas business, which is being developed to complement the Group’s European electricity business. The operation reinforces the Group’s position at the heart of the energy value chain in the transport, storage and marketing and sales sectors.

The agreement is the result of commercial discussions between SUEZ-Tractebel and Shell that had been initiated several months ago.

The transaction covers a total value of €380 million, based on a unit price of €1,648 per Distrigaz share and €1,600 per Fluxys share.

This agreement is subject to the pre-emption rights set out in Article 7.2 of the bylaws of Distrigaz and Fluxys

20.3	Partial sale to Agbar of the SUEZ stake in Aguas Andinas

On August 5, 2004, SUEZ and Agbar, historical partners in Spain and South America, concluded an agreement where SUEZ sold 30.1% of its stake in IAM (Inversiones Aguas Metropolitanas Limitada), the majority stakeholder (51.2%) of Aguas Andinas in Chile, to Agbar.

Upon completion of this transaction, SUEZ and Agbar will respectively own 19.9% and 80.1% of IAM, which will lead the Group to proportionally consolidate Aguas Andinas as from September 1, 2004.

In 2003, the revenues and gross operating income of Aguas Andinas SA in the SUEZ consolidated financial statements totaled €215 million and €137 million, respectively. The SUEZ net assets in Aguas Andinas totaled €1,485 million as of December 31, 2003.

20.4	Situation in Argentina

The economic context together with the Group’s involvement in Argentina and the related actions taken are described in the notes to the consolidated financial statements for the year ended December 31, 2003 (Note 2-5).

The “Acta Acuerdo” interim agreement mentioned in this section was signed on May 11, 2004. It will enable Aguas Argentinas in 2004 to temporarily continue its operations and pursue its capital expenditure program aimed at supplying 11 million clients in Buenos Aires and its region, without however granting Aguas Argentinas the price increases required to ensure the agreement’s long-term stability. It also sets forth the principles of a future renegotiation of the Buenos Aires concession agreement.

Furthermore, in July 2004, Aguas Argentinas and its sponsors signed an interim financial agreement with the company’s private creditors for a debt reduction through a partial debt repurchase and interest rate adjustment covering the period 2002 through 2004.

The partial debt restructuring amounts to USD 145 million and comprises an average discount of around 35% on the repurchased debt total, without any increase in the commitments of AASA stakeholders, and a reduction in the financial costs incurred by the company during 2004.

NOTE - 21. List of the main consolidated companies as of June 30, 2004

The list of main consolidated companies below includes significant operating entities and the holding companies of operating sub-groups comprising individually insignificant subsidiaries.

		% interest		% control		Consolidation method
Company name	Corporate headquarters	June 2004	Dec. 2003	June 2004	Dec. 2003	June 2004	Dec. 2003
ENERGY & GAS EUROPE (EGE)

ELECTRABEL	Boulevard du Regent, 8 - 1000 Brussels – Belgium	50	50	50	50	FC	FC

ELIA/ELIA SYSTEM OPERATOR	Boulevard de l’Empereur 20 – 1000 Brussels – Belgium	32	32	64	64	EM	EM

ELECTRABEL CUSTOMER SOLUTIONS	Boulevard du Regent, 8 - 1000 Brussels – Belgium	48	48	96	96	FC	FC

ELECTRABEL NETTEN VLAANDEREN	Guldensporenpark 52-56 - 9820 Merelbeke - Belgium	50	50	100	100	FC	FC

DUNAMENTI	Eronu Ut2 2440 Szazhalombatta, PF 28, Hungary	37	38	75	75	FC	FC

ELECTRABEL NEDERLAND NV	Dr. Stolteweg 92, postbus 10087, 8000GB Zwolle, The Netherlands	50	50	100	100	FC	FC

ENERGIE SAARLORLUX Gmbh	Richard Wagner Strasse 14 – 16, 66111 Saarbrücken - Germany	26	26	51	51	FC	FC

POLANIEC	Elektrownia im. Tadeusza Kosciuski – Spolka Akcyjna w Polancu - Poland	50	50	100	100	FC	FC

ROSIGNANO ENERGIA SPA	Via Piave N° 6 Rosignano Maritimo, Italy	50	50	100	100	FC	FC

ACEA ELECTRABEL SPA	P. le Ostiense, 2, Roma, Italy	20	20	41	41	PC	PC

ACEA ELECTRABEL PRODUZIONE SPA	Contrada Selva, 496, Altino, Italy	35	35	71	71	PC	PC

ACEA ELECTRABEL TRADING SPA	Via Flaminia, 133/137, Roma, Italy	25	25	50	50	PC	PC

ACEA ELECTRABEL ENERGIA SPA	Via Flaminia, 133/137, Roma, Italy	20	20	41	41	PC	PC

ACEA ELECTRABEL ELETTRICITA	P. le Ostiense, 2, Roma, Italy	20	20	41	41	PC	PC

TIRRENO POWER SPA	Largo Lamberto Loria,3 Roma, Italy	18	18	35	35	PC	PC

ELECTRABEL POLSKA	5, Duleby, 40-833 Katowice - Poland	50	50	100	100	FC	FC

CNR	2, rue André Bonin 69 316 Lyon cedex 04 - France	25	24	50	48	EM	EM

DISTRIGAZ	Rue de l’Industrie, 10 – 1040 Brussels – Belgium	47	47	55	55	FC	FC

FLUXYS	Avenue des Arts, 31 - 1040 Brussels – Belgium	47	47	55	55	FC	FC

SPARK ENERGIE	19-45 De Schans, 8231KA Lelystad - The Netherlands	50	50	100	100	FC	FC

		% interest		% control		Consolidation method
Company name	Corporate headquarters	June 2004	Dec. 2003	June 2004	Dec. 2003	June 2004	Dec. 2003
ENERGY & GAS INTERNATIONAL (EGI)

TRACTEBEL ENERGIA (formerly GERASUL)	Rua Deputado A. Edu Vieira 999 Pantanal, Florianopolis SC, Brazil	78	78	78	78	FC	FC

ITASA	986, Bela Cintra, 12e Andar, Sao Paulo, Brazil	38	38	49	49	PC	PC

TRACTEBEL THAILAND	26th Floor, M. Thai Power 87, Wireless road, Phatum Wan, Bangkok 10330, Thailand	100	100	100	100	FC	FC

HHPC (LAOS)	P.O Box 5464, Nong Bone Road, Vientaine, Laos	70	70	80	80	FC	FC

TBL ENERGY SERVICES, INC. (TESI )	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499	100	100	100	100	FC	FC

TBL ENERGY MARKETING, INC. (TEMI)	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499	100	100	100	100	FC	FC

TBL POWER INC	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499	100	100	100	100	FC	FC

TRACTEBEL LNG NORTH AMERICA	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499	100	100	100	100	FC	FC

TRIGEN	1177 West Loop South, 77027 Houston - USA	100	100	100	100	FC	FC

TBL PROJECT DEV INC	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499	100	100	100	100	FC	FC

COLBUN	2355 Av 11 de Septiembre, Santiago - Chile	29	29	47	47	PC	PC

HANJIN CITY GAS	711 Sang-Gye-6-Dong 139-206 Seoul - Korea	75	75	75	75	FC	FC

BAYMINA	Ankara Dogal Gaz Santrali, 06900 Ankara - Turkey	95	95	95	95	FC	FC

ENERSUR	960 Avenida Javier Prado Oeste - Lima - Peru	79	100	79	100	FC	FC

COMPANHIA ENERGETICA MERIDIONAL	366 Rua Antônio Dib Mussi - Florianopolis - Brazil	78	78	100	100	FC	FC

		% interest		% control		Consolidation method
Company name	Corporate headquarters	June 2004	Dec. 2003	June 2004	Dec. 2003	June 2004	Dec. 2003
ENERGY AND INDUSTRIAL SERVICES (EIS)

ELYO	235, av. Georges Clémenceau 92000 Nanterre – France	100	100	100	100	FC	FC

AXIMA France	46, Bld de la prairie au Duc, 44200 Nantes - France	100	100	100	100	FC	FC

AXIMA HOLDING AG	12, Zürcherstrasse - 8400 Winterthur - Switzerland	100	100	100	100	FC	FC

AXIMA GMBH	51, Hessbrühlstrasse - 70565 Stuttgart - Germany	100	100	100	100	FC	FC

AXIMA CONTRACTING	Rue de Monténégro, 138-144 , 1190 Brussels - Belgium	100	100	100	100	FC	FC

AXIMA AG	Zürcherstrasse 12 - P.O. Box 414 - 8401 Winterthur - Switzerland	100	100	100	100	FC	FC

AXISI	Paseo, Castellene 163 - 28046 Madrid - Spain	100	100	100	100	FC	FC

ENDEL	15, rue Saint-Denis 93125 La Courneuve Cedex - France	100	100	100	100	FC	FC

FABRICOM	Rue de Gatti de Gamond 254 - 1180 Brussels – Belgium	100	100	100	100	FC	FC

GTI	Kosterijland 50, 3981 AJ Bunnik, The Netherlands	100	100	100	100	FC	FC

INEO	2 allée Jacques Brel 92247 Malakoff Cedex - France	100	100	100	100	FC	FC

CPCU	185, Rue de Bercy, 75012 Paris - France	64	64	64	64	FC	FC

AXIMA SERVICES Belgique	30, Blvd du Roi Albert II - Box 28 , 1000 Brussels - Belgium	100	100	100	100	FC	FC

ELECTRICITE DE TAHITI	BP802, 98703 Puurai-Faaa-Tahiti - French Polynesia	83	83	91	91	FC	FC

GROUPE FABRICOM	254 Rue de Gatti de Gamond - 1180 Brussels - Belgium	100	100	100	100	FC	FC

ENVIRONMENT

		% interest		% control		Consolidation method
Company name	Corporate headquarters	June 2004	Dec. 2003	June 2004	Dec. 2003	June 2004	Dec. 2003
LYONNAISE DES EAUX	18, Square Edouard VII, 75009 Paris – France	100	100	100	100	FC	FC

DEGREMONT	183, avenue du 18 juin 1940 92500 Rueil Malmaison - France	100	100	100	100	FC	FC

AGBAR	Paseo de San Juan, 39, 08009 Barcelona – Spain	26	26	49	49	PC	PC

EAU ET FORCE	300, rue Paul Vaillant Couturier – BP 712 - 92007 Nanterre – France	100	100	100	100	FC	FC

EURAWASSER	Carl-Hopp-Strasse 1, D-18069 Rostock – Germany	100	100	100	100	FC	FC

NORTHUMBRIAN WATER	Regent Centre, Gosforth, Newcastle upon Tyne NE3 3PX - United Kingdom	25	25	25	25	EM	EM

SDEI	988, Chemin Pierre Drevet - 69140 Rilleux-La-Pape -France	100	100	100	100	FC	FC

ONDEO INDUSTRIAL SOLUTIONS	23-27 rue du Professeur Victor Pauchet - 92420 Vaucresson	100	100	100	100	FC	FC

ONDEO DE PUERTO RICO Contract terminated as of January 1, 2004	Ave. Barbosa, #604, Hato Rey - Puerto Rico 00917 - 4310 P.O. Box 7066, San Juan, Puerto Rico 00916 - 7066	100	100	100	100	FC	FC

SITA HOLDINGS UK LTD	Grenfell road, Maidenhead, Berkshire SL6 1ES, United Kingdom	100	100	100	100	FC	FC

SITA DEUTSCHLAND GmbH	Industriestrasse 161 D-50999, Köln, Germany	100	100	100	100	FC	FC

SITA NEDERLAND	Mr. E.N. van Kleffensstraat 6, Postbus 7009, NL - 6801 HA Amhem, The Netherlands	100	100	100	100	FC	FC

SITA SVERIGE AB.	Kungsgardsleden - 26271 Angelholm - Sweden	75	75	75	75	FC	FC

SITA Ile De France	63-65 Rue Gabriel Péri - 92665 Asnières Cedex - France	100	100	100	100	FC	FC

ENVIRONMENT

		% interest		% control		Consolidation method
Company name	Corporate headquarters	June 2004	Dec. 2003	June 2004	Dec. 2003	June 2004	Dec. 2003
SUEZ ENVIRONNEMENT	18, Square Edouard VII, 75009 Paris - France	100	100	100	100	FC	FC

HISUSA	Paseo de San Juan, 39, 08009 Barcelona – Spain	51	51	51	51	PC	PC

AGUAS ANDINAS	Avenida Presidente Balmaceda 1398, Piso – 4, Santiago Chile	32	32	51	52	FC	FC

AGUAS ARGENTINAS	Reconquista 823, 1003 Buenos Aires – Argentina	46	46	40	40	FC	FC

AGUAS CORDOBESAS	Rivadavia 126 Ciudad de Cordoba 5000 - Cordoba, Argentina	44	44	39	39	FC	FC

AGUAS PROVINCIALES DE SANTE FE	Cordoba 844, piso 5 Rosario 2000 – Argentina	58	58	52	52	FC	FC

LYDEC	20, boulevard Rachidi, Casablanca – Morocco	60	60	59	59	FC	FC

SINO FRENCH HOLDING (SFH)	New Worl Tower 29/f 16-18 Queensroad Central Hong Kong	50	50	50	50	PC	PC

S.A.A.M. (Sociedad de Abstecimiento de Aguas de Macau)	82, avenue do Conselheiro Borja PO BOX 115 Macao	43	43	50	50	PC	PC

UNITED WATER RESOURCES	200 Old Hook Road, Harrington Park New Jersey - United States	100	100	100	100	FC	FC

INVERSIONES AGUAS METROPOLITANAS (IAM)	Avda. Presidente Balmaceda 1398 - Piso 14 - Santiago - Chile	63	63	50	50	FC	FC

SITA AUSTRALIA (EX : SEMBSITA AUSTRALIA)	PO Box 160, Kemps Creek NSW 2171 - Australia	60	60	100	100	FC	FC

CEM	Edificio CEM - Estrada D. Maria 11 - Macao	19	19	21	21	PC	PC

SINO FRENCH WATER DEVELOPMENT (SFWD)	718, Avenida do Conselhiero Borja - Macao	50	50	50	50	PC	PC

		% interest		% control		Consolidation method
Company name	Corporate headquarters	June 2004	Dec. 2003	June 2004	Dec. 2003	June 2004	Dec. 2003

COMMUNICATIONS

SUEZ LYONNAISE TELECOM (NOOS)	20 Place des Vins de France -75614 Paris cedex 12 – France	—	50	—	50	NC	PC

METROPOLE TV	89, avenue Ch. De Gaulle, 92200 Neuilly s/Seine – France	—	35	—	35	NC	PC

OTHER

SUEZ-TRACTEBEL	Place du Trône, 1 - 1000 - Brussels - Belgium	100	100	100	100	FC	FC

SUEZ SA	16 Rue de la Ville L’Evêque - 75008 Paris - France	100	100	100	100	FC	FC

SI FINANCE	68, Rue du Faubourg Saint-Honoré –75008 Paris – France	100	100	100	100	FC	FC

GIE SUEZ ALLIANCE	16, rue de la Ville l’Evêque – 75383 Paris Cedex 08 – France	100	100	100	100	FC	FC

GENFINA	1 Place du trône - 1000 Brussels - Belgium	100	100	100	100	FC	FC

FC: Full consolidation

PC: Proportional consolidation

EM: Accounted for under the equity method

NC: Not consolidated

HALF-YEAR MANAGEMENT REPORT

The first half of 2004 was marked by a clear return to profitability, with net income, Group share of €1.3 billion and growth in operating income outpacing that of activity (organic growth in revenues and gross operating income (GOI) of 5.2% and 8.1% respectively).

The strategy implemented (continuing financial discipline and streamlining of the activity portfolio) generated more profitable growth and increased cash generation: net debt stood at €13.8 billion as of June 30, 2004 versus €15 billion at the end of 2003.

1.	BUSINESS ACTIVITY TRENDS

Gross change	Organic growth (1)		June 30, 2004 In millions of €	June 30, 2003 In millions of €
9,5%	6,8%	Energy	14,337	13,092
-6,7%	1,4%	Environment	5,584	5,983
		Other	—	378
2,4%	5,2%	TOTAL excluding Nalco	19,921	19,453
		Nalco (2)		1,231
-3,7%	5,2%	GROUP TOTAL	19,921	20,684

1.	On a constant Group structure, accounting method, and foreign exchange basis, excluding gas price variations.

2.	Nalco was sold on November 4, 2003 and equity accounted in the 2003 consolidated financial statements. However, the company was still fully consolidated at the time the 2003 half-year financial statements were published.

Revenues decreased by 3.7%, as a result of disposals, particularly Nalco, foreign exchange impacts and lower gas prices. Excluding Nalco, gross revenue growth stood at +2.4%. Following disposal of the Communications sector companies, revenues are now entirely generated by the Group’s Energy and Environment businesses.

The gross change in revenues (-€763 million) breaks down as follows:

•	Organic growth (+€944 million);

•	Group structure impacts (-€1,351 million), comprising the disposals of Nalco (-€1,231 million), Communications sector companies (-€377 million) and Cespa (-€294 million) and the termination of the Puerto Rico contract (-€226 million), partially offset by the consequences of deregulation in Belgium with the creation of Electrabel Customer Solutions (+€701 million);

•	Foreign exchange impacts (-€250 million), mainly due to the US dollar (-€177 million);

•	Impact of lower gas prices (-€106 million).

Therefore, over the first half of 2004, organic growth of SUEZ revenues stands at +5.2%.

Organic growth primarily stems from:

•	Electricity & Gas International (+37.7%, +€712 million) due to the start-up of four new power plants in 2003 and early 2004 (+€309 million), the continuing development of LNG activities in the United States (+€143 million), and the commercial success of the direct sales activity aimed at the industrial and tertiary clients of TESI in the US (+€153 million);

•	The growth in European electricity sales (+5.6%, +€180 million), particularly wholesale;

•	The Water activity in Europe (+4.8%, +€88 million), particularly in France and Spain and with industrial customers;

•	The other Group activities whose financial soundness is demonstrated by their steady revenues.

This organic growth over the first half of 2004 is measured in relation to the corresponding period in 2003, which had already recorded significant growth, particularly for Electricity & Gas Europe (EGE), Electricity & Gas International (EGI) and the Water Europe activity.

Revenue breakdown by geographical area:

Most Group revenues (89% of the total) are now generated in Europe and North America (with the European continent alone accounting for 80%).

In millions of €	June 30, 2004	in %	June 30, 2003	in %	Change in %
France	4,695	23.6%	4,781	23.1%	-1.8%
Belgium	6,186	31.1%	5,894	28.5%	5.0%

France and Belgium subtotal	10,881	54.6%	10,675	51.6%	1.9%
Other European Union countries	4,283	21.5%	4,636	22.4%	-7.6%
Other European countries	767	3.9%	720	3.5%	6.5%

Europe subtotal	15,931	80.0%	16,030	77.5%	-0.6%
North America	1,842	9.2%	2,527	12.2%	-27.1%

Europe and North America subtotal	17,773	89.2%	18,558	89.7%	-4.2%
South America	945	4.7%	833	4.0%	13.5%
Asia and Oceania	929	4.7%	1,005	4.9%	-7.5%
Africa	273	1.4%	289	1.4%	-5.5%

South America, Asia and Oceania and Africa subtotal	2,148	10.8%	2,126	10.3%	1.0%

TOTAL	19,921	100.0%	20,684	100.0%	-3.7%

Growth was steady in the France-Belgium area, primarily due to the automatic impact of deregulation in Belgium (ECS), and despite the sale of Communications sector companies, which contributed €359 million to this area in the first half of 2003 (the change in revenues in France is 5%, excluding the Communications sector impact).

The contribution of the Other European Union countries area declined because of the disposal of Cespa and Nalco. In North America, the disposal of Nalco, the termination of the Puerto Rico contract and the negative foreign exchange impact obscured the growth of Tractebel North America. The Nalco disposal also impacted the contribution of the Asia/Oceania area.

2.	GROUP REVENUE TREND BY BUSINESS

2.1. ENERGY

	June 30, 2004				June 30, 2003
In millions of €	Revenues	2004/2003 change in revenues	Gross operating income	Margin	Revenues	Gross operating income	Margin
EGE *	6,983	11,2%	1,436	20,6%	6,279	1,356	21,6%
EGI	2,602	23,3%	639	24,5%	2,111	621	29,4%
EIS	4,752	1,1%	298	6,3%	4,702	276	5,9%

Energy total	14,337	9,5%	2,372	16,5%	13,092	2,254	17,2%

*	Subsequent to the creation of a unified head office, various holding companies previously allocated to the EGE segment are now classified in the Other segment. The 2003 data was adjusted to ensure comparability.

Energy revenues rose 9.5% over the period and 6.8% excluding the impacts of foreign exchange (-€208 million, impacting EGI mainly on the dollar), Group structure (+€690 million, mainly concentrated on EGE, the opening of the Energy market in Belgium led Electrabel Customer Solutions (ECS) to perform services previously invoiced by the inter-municipal companies (equity investees) and the gas price (-€106 million, of which -€94 million for EGE, +€6 million for EGI and -€18 million for EIS).

Energy half-year gross operating income (GOI) was up (+€118 million, i.e. +5.3%) compared to last year’s first half, despite foreign exchange fluctuations which remained unfavorable (-€51 million) and the impact of Group structure changes (-€35 million). On a comparable basis, gross operating income increased 9.4%, driven by EGI organic growth (+16.4%), the solid performances of EGE (+7.6%) and the firmness of Energy and Industrial Services (+4.5% growth in gross operating income despite unchanging revenues).

The changes in Group structure at EGE (ECS) contributed to the change in the margin rate of the Energy segment (16.5% in the first half of 2004 compared to 17.2% in the first half of 2003).

Excluding Group structure, foreign exchange and gas price variation impacts, the Energy margin rate stood at 17.5%, up by 0.4 basis points when compared to 2003.

Electricity & Gas Europe (EGE):

•	Electricity

Electricity sales increased by +€180 million in terms of organic growth, or +5.6%, of which 4.7% was a volume impact:

•	Wholesales, as part of the policy to optimize the production assets and contracts portfolio of Electrabel at the European level, amounted to €550 million for the half-year ended June 30, 2004, compared to €317 million for the half-year ended June 30, 2003;

•	In Belgium, revenues and volumes sold were steady, even though the electricity market has been fully deregulated since July 1, 2003. Market share losses were limited;

•	Outside of Belgium, electricity sales increased in Germany, Italy and France. Overall, however, they were slightly down since sales to Dutch distributors in a now deregulated market constitute wholesales (see above).

•	Gas

•	Sales as part of the contracts portfolio optimization, i.e. €490 million in 2004, rose slightly;

•	Gas sales in Belgium by Electrabel and Distrigaz also increased while Flanders was fully deregulated (July 1, 2003) and Wallonia was partially deregulated (as of January 1, 2004).

EGE half-year gross operating income totaled €1,436 million, up 5.9% in relation to the first half of 2003 (€1,356 million). Excluding the Group structure impact, gross operating income was up 7.6% (+€101 million) compared to June 2003. Electrabel (+14.3%) benefited from steady gas and electricity prices, a favorable supply and production mix, continuation of the Optimax cost-cutting program and the collection of €71 million in non-recurring income by its Dutch subsidiary. Distrigaz was down after a particularly favorable 2003 (weather conditions in the first half of 2003, export sales of LNG cargoes, etc.).

The EGE margin rate was 20.6%, compared to 21.6% in June 2003. On a comparable Group structure basis (adjusted in particular for the previously mentioned additional activity of ECS, the organizational structure of which decreased the margin rate by 2.3 basis points) and excluding gas price variations, the EGE margin rate was 23% in June 2004 and 21.8% in June 2003.

Electricity & Gas International (EGI):

Electricity & Gas International sales increased by +37.7% (i.e. +€712 million) on a comparable Group structure, foreign exchange and gas price basis.

This growth is primarily attributable to the start-up of new electricity production facilities, the continued development of LNG transport and regasification, and the global deployment of commercial activities. The latter have resulted in the optimal use of existing capacities, and, in Brazil, direct contracts with industrial and commercial customers under improved terms and conditions.

This growth in activity breaks down as follows:

•	In North America (+€424 million) with:

•	the increased sales of Tractebel LNG North America (+€143 million), i.e. +33% in volume thanks to the higher vaporization capacity of the Everett terminal and the new supply contracts that came into effect in April 2003;

•	the set-up of two new power plants (+€166 million): Monterrey, Mexico in April 2003 (245 MW) and Chehalis, Washington State in October 2003 (520 MW);

•	the commercial success of direct energy sales to the industrial and tertiary customers of Tractebel Energy Services Inc. (TESI, + €154 million).

•	In Asia (+€177 million), with the gradual start-up (+€143 million) of the Bowin power plant (740 MW) in Thailand in January 2003 and the Baymina power plant (770 MW) in Turkey in February 2004.

•	In Latin America (+€145 million) and specifically in Brazil where sales increased by €103 million in particular subsequent to the gradual replacement of initial contractual volumes with new bilateral contracts signed with distributors and industrial customers at higher prices. Chile and Peru posted both volume and price growth (+€39 million).

Electricity & Gas International gross operating income totaled €639 million, compared to €621 million in the first half of 2003, a 2.8% increase despite the depreciation of currencies against the euro (-€47 million, of which -€38 million for the US dollar alone) and unfavorable Group structure impacts that were limited (-€25 million). Excluding the foreign exchange and Group structure impact, gross operating income amounted to €90 million, i.e. +16.4%. This performance was achieved despite fewer favorable non-recurring impacts than was the case in the first half of 2003 (negative impact of

€36 million) and an unfavorable US environment in which electricity trading activities and merchant power plants are developing (combined impact of approximately -€8 million). The remaining organic growth primarily stems from the start-up of new units in North America and the Middle East and Asia area (combined impact of approximately +€51 million), development of LNG activities in North America (+€43 million), and the successful replacement of initial contracts with bilateral contracts in Brazil (+€52 million).

The change in the EGI margin rate (24.5% in June 2004 versus 29.4% in June 2003) is in part explained by fewer favorable non-recurring impacts than in the first half of 2003 (see above) and by the change in US margins due to the development of less capital-intensive activities (TESI retail and LNG) and spark spread conditions that had a negative impact on merchant power plants.

Energy and Industrial Services (EIS):

Energy and Industrial Services activities increased by €39 million (+0.8%):

•	The Elyo businesses posted growth of +3.8%, mainly due to commercial development in France, Benelux and Italy;

•	Activity for Ineo and Endel (Fabricom) was up (+7.4% and +3.8% respectively), as was HVAC (Air Conditioning and Climatic Engineering Activity). Nevertheless, the total contribution of the Fabricom group is steady, in particular given a persistent economic decline in the Netherlands and the completion of major contracts in the UK and Norway;

•	In 2004, the Engineering businesses were marked by the end of contracts for the construction of cogeneration plants in France, partially offset by a LNG terminal construction project in Norway.

Gross operating income rose for EIS (+7.7% gross change, and +4.5%, i.e. +€13 million, on a constant Group structure and foreign exchange basis). This growth stems from Elyo (+€16 million), under the combined impact of its commercial development and measures taken to boost profitability, and Fabricom (+€5 million), which has reaped the benefits of the 2003 rationalization, particularly at Inéo, despite a weakened Dutch economy in the construction sector, while Engineering experienced difficulties with a Norway contract and LNG project delays (-€8 million overall).

The segment’s gross operating income / revenues margin increased from 5.9% to 6.3%.

2.2. ENVIRONMENT

Following the Nalco sale, Suez Environment, which now includes Ondeo Industrial Solutions, is the sole contributor to the Environment segment. Nalco had contributed €1,231 million and €226 million, respectively, to revenues and gross operating income in the first half of 2003. The November 2003 disposal resulted in Nalco being equity accounted in the 2003 consolidated financial statements.

	June 30, 2004				June 30, 2003 excluding Nalco
In millions of €	Revenues	2004/2003 change in revenues	Gross operating income	Margin	Revenues	Gross operating income	Margin
Suez Environment	5,584	-6,7%	950	17,0%	5,983	972	16,2%

Environment total	5,584	-6,7%	950	17,0%	5,983	972	16,2%

SUEZ Environment generated revenues of €5.6 billion (compared to €6.0 billion in the first half of 2003), due to the impact of changes in Group structure (-€433 million, mainly the sale of Cespa and termination of the Puerto Rico contract) and foreign exchange fluctuations (-€42 million).

Revenue organic growth stood at +1.4%, or +€76 million:

•	the development of Water Europe activities (+4.8%, or +€88 million) is driven by sanitation and service provider activities in France and by AGBAR (Spain), despite weather conditions that were not as favorable as in 2003, and the activity of Ondeo Industrial Solutions;

•	Waste Services activity grew in France (+€19 million) due to soil clean-up activity, incineration and industrial contracts. It has declined in Germany and Benelux following the termination of unprofitable contracts and the absence of a cyclical rebound on these markets, mainly in terms of volumes. Overall, Waste Services Europe organic growth declined slightly (-1.2%);

•	at the International level, the Americas, Asia-Pacific, Central Europe, Africa and Middle-East areas posted positive organic growth, despite the termination of certain contracts.

•	the decline of Degrémont is mainly attributable to the termination of the Bogotá BOT contract and the entry into the acceptance phase for major contracts (Fujairah, Valencia, etc.). The major contracts recently signed (Halifax, Valenton, Moscow, Jordan, etc.) will generate significant revenues as of 2005.

Suez Environment gross operating income has decreased slightly compared to the first half of 2003 (-€22 million or -2%) under unfavorable foreign exchange impacts (-€6 million) and changes in Group structure (-€27 million, mainly due to the sale of Cespa in September 2003). Gross operating income organic growth amounted to +€12 million, or +1.3%, which was in line with organic growth for revenues. It is primarily driven by the development of Ondeo Industrial Solutions activities, rate increases in Chile and the reduction of head office costs. Conversely, it has been hindered by Degrémont (organic growth change of -€15 million) whose activity was marked by the termination of the Bogotá contract and a transition period, between major contracts that are now completed and the inception of newly signed contracts. Finally, the performance of Waste Services Europe (organic growth decline of €6 million) was impacted by Sita Germany (lower prices) and hazardous industrial waste, which was impacted by a sluggish chemical market and the start-up costs for a new incineration plant.

The gross operating income / revenues margin for the Suez Environment segment stood at 17% compared to 16.2% in the first half of 2003, mainly due to the termination of loss-making contracts. Excluding Group structure and foreign exchange impacts, the margin remained stable at 17%.

2.3. OTHER

	June 30, 2004		June 30, 2003
In millions of €	Revenues	Gross Operating Income	Revenues	Gross Operating Income
Other *	0	-76	377	11

*	Subsequent to the creation of a unified head office, various holding companies previously allocated to the EGE segment are now classified in the Other segment. The 2003 data was adjusted to ensure comparability.

The sale of Métropole Télévision (M6) and Noos resulted in a revenue loss for this segment, which now comprises Suez SA and its French and Belgian subsidiaries.

The segment’s gross operating income breaks down as follows:

•	Contribution loss from the Communications activities sold (-€98 million) and

•	Absence of dividends on certain securities recently sold (Fortis, Umicore).

2.4. GROUP TOTAL

Group gross operating income totaled €3,246 million, compared to €3,462 million in the first half of 2003 and €3,236 in the first half of 2003 excluding Nalco. On a comparable basis (excluding Group structure and foreign exchange impacts), organic growth stood at €241 million (+8.1%, compared to revenue organic growth of 5.2%).

3.	OTHER INCOME STATEMENT ITEMS

Gross operating income can be reconciled as follows with operating income:

In millions of €	June 30, 2004	June 30, 2003
Gross operating income	3,246	3,462
Depreciation, amortization and provisions	(1,212)	(1,496)
Net income/(loss) of equity investees	(77)	(110)
Financial items not related to net debt	(72)	(66)

Operating income	1,886	1,790

Depreciation, amortization and provisions decreased (-€284 million or -19%) due to the combined impact of the Nalco, Communications sector and Cespa disposals (for which the charges amounted to approximately €103 million, €78 million, and €20 million in the first half of 2003), the progressive decrease of depreciation charges for the Belgian nuclear facilities, for which the useful life was extended to 40 years in 2003, and a favorable foreign exchange impact of the US dollar for North and South American power stations, which was partially offset by charges for newly commissioned power stations in the US and Asia.

Operating income stood at €1,886 million for the half-year ended June 30, 2004, compared to €1,790 million in the first half of 2003, an increase of €96 million (+5%) despite the loss of contributions from Nalco, Cespa and the Communications subsidiaries (€126 million, €28 million and €18 million respectively for the half-year ended June 30, 2003), and the foreign exchange impacts commented on with respect to gross operating income. The improvement stems from the aforementioned organic growth (gross operating income) and to a lesser extent the termination of the Puerto Rico loss-making contract.

The net financial loss is -€375 million compared to -€473 million in the first half of 2003, for a 21% improvement (+€98 million), despite a new decrease in dividends from non-consolidated companies (-€13 million) following the additional disposals of listed securities. This improvement is explained by the drop in net financial expenses including charges to provisions (-€137 million, or -22%) due to the full impact over the half-year of the disposals program carried out during 2003 and early 2004. Average weighted indebtedness decreased by €8 billion between the first half of 2003 and the first half of 2004, including a €6.7 billion reduction in the gross debt allocated to the redemption of matured low-yield convertible bonds and the non-renewal of treasury note and commercial paper withdrawals.

Net exceptional income for the half-year amounted to €837 million, compared to -€2,016 million in the first half of 2003, which had reflected the disposal plan impacts (Northumbrian capital loss for -€360 million, write-downs of Nalco for -€700 million and the Communications assets for -€700 million with a view to their disposal).

The net exceptional income for the first half of 2004 is mainly due to the capital gain on the sale of 29.2% of the M6 equity capital (€753 million) and net capital gains on additional sales of listed securities (specifically Fortis).

The tax charge amounts to €480 million (including €452 million in current taxes) for the first half of 2004, compared to €360 million (including €365 million in current taxes) in the first half of 2003. The rise is due to an increase of approximately €200 million in current income and an effective tax rate of 29.9%, compared to 27.7% in the first half of 2003. The higher effective tax rate is related to the transfer of inter-municipal activity, the equity accounting of Electrabel Customer Solutions which had been fully consolidated and was subject to taxes, and the non-renewal of tax credits obtained by Agbar in 2003.

The share in income of equity investees amounted to €73 million in the first half of 2004 compared to €84 million in the first half of 2003, under the combined impact of the higher Northumbrian contribution (for the 25% retained), the first contribution of Compagnie Nationale du Rhône, the decrease in the Elia contribution and non-recurring revenues related to the 2003 delivery of a power plant in the Middle-East area.

Amortization of goodwill totaled €130 million in the first half of 2004, versus €185 million last year. The decrease is mainly due to the disposal of Nalco at the end of 2003. The company had contributed €47 million to this line item for the half-year ended June 30, 2003.

Total net income stood at €1,812 million for the half-year ended June 30, 2004, compared to -€1,161 million for the half-year ended June 30, 2003.

The minority interest share amounted to €503 million for the half-year ended June 30, 2004 compared to €481 million for the half-year ended June 30, 2003, due to the improved results of Electrabel.

The Group share of net income stood at €1,309 million for the half-year ended June 30, 2004, compared to -€1,642 million for the half-year ended June 30, 2003.

4.	FINANCING

4.1. CASH FLOWS FROM OPERATING ACTIVITIES

Gross cash flow increased to €2,313 million for the half-year ended June 30, 2004 compared to €2,287 million for the half-year ended June 30, 2003 (€2,148 million excluding Nalco), despite significant Group structure impacts (approximately -€200 million, of which €139 million for Nalco).

It breaks down as:

•	Current gross cash flow of €2,538 in the first half of 2004 (€2,442 million in the first half of 2003 excluding Nalco, i.e. +3.9%). Excluding the Group structure and foreign exchange impacts, current gross cash flow increased by €213 million, or +9.3% (to be reconciled with the aforementioned 8.1% organic growth of gross operating income);

•	Exceptional gross cash flow of -€225 million (-€315 million in the first half of 2003 and -€294 million excluding Nalco) reflecting the disbursements related to the restructurings previously undertaken and the termination of loss-making contracts in Environment.

Contributions to the gross cash flow break down as follows:

	June 30, 2004		June 30, 2003 excluding Nalco		Change in %	Change in %
In millions of €	Total GCF	Of which current GCF*	Total GCF	Of which current GCF*	Total GCF	Of which current GCF*
Energy	1,929	1,977	1,736	1,802	11,1%	9,7%
Environment	555	670	616	722	-9,8%	-7,2%
Other	(172)	(109)	(204)	(82)	N/S	N/S

Group total	2,313	2,538	2,148	2,442	7,7%	3,9%

*	Current GCF = Total GCF less elements that are disbursable from exceptional income/(loss) (excluding capital gains and losses) and net of current taxes.

Gross cash flow can be reconciled as follows to gross operating income (GOI):

In millions of €	June 30, 2004
Gross operating income	3246
Dividends received from equity investees, less related share in consolidated current income	95
Net cost of borrowings	(390)
Net payment of exceptional expenses, excluding capital gains and losses	(158)
Income tax expense (current and exceptional)	(377)
Other	(103)

Gross cash flow	2313

The working capital requirement (WCR) increased by €313 million, primarily because of non-operating items which account for two-thirds of this deterioration (items temporarily in receipt/disbursement status as of June 30, 2004, particularly in relation to the disposal of Noos and the payment of the equalization tax).

Despite favorable seasonality at Electricity & Gas Europe, the operating WCR increased by €104 million, mainly because of a significant increase in Electricity & Gas International activity (escalation of the newly commissioned power plants). Use of the securitization program remained stable over the first half of 2004.

4.2. CASH FLOWS FROM INVESTING ACTIVITIES

Net divestments generated €0.6 billion in cash in the first half of 2004 (compared to €1.4 billion during the corresponding period in 2003 during which Northumbrian was sold, and €3.6 billion for fiscal year 2003 during which, among others, the Nalco and Cespa disposals took place).

Proceeds from disposals during the first half of 2004 amounted to €1.7 billion, of which €1 billion for the sale of 29.2% of Métropole TV (M6), the balance stemming from various disposals (other Communications assets, listed securities).

Financial investments were limited over the half-year (€0.2 billion compared to €0.6 billion in the first half of 2003 and €1.5 billion for fiscal year 2003) and are equally divided between Energy (additional investments within the inter-municipal companies in Belgium, CNR in France, and Italy) and Environment (Cottbus in Germany and various investments in Spain by Agbar). Net capital expenditures continue to be restrained (€0.8 billion compared to €1.2 billion in the first half of 2003 and €2.6 billion for fiscal year 2003). The reduction is the result of efforts made in connection with the Optimax plan (the companies sold only contributed approximately €125 million to capital expenditures for the first half of 2003). Specifically, capital expenditures for development were cut by approximately €400 million compared to the first half of 2003, after the start-up of electricity production units in the US, Mexico and Turkey during 2003 and the beginning of 2004.

4.3. CASH FLOWS FROM FINANCING ACTIVITIES

Dividends paid amounted to €1.4 billion (of which €0.6 billion paid to minority shareholders of subsidiaries), compared to €1.5 billion in the first half of 2003 (the difference mainly stemming from a reduction of the equalization tax).

The redemption, via the allocation of available cash, of bonds convertible into Axa and Fortis shares, which matured in January 2004 (or Umicore shares, for which the early redemption clause was triggered) for a total of €2 billion, comprises the main cash flow of the half-year.

The net debt repayments (€2.8 billion) and the change in cash balance (-€1.5 billion) amount to €1.3 billion. Exchange rate fluctuations (mainly the US dollar-denominated debt) and changes in Group structure (sale of M6 and Noos whose respective cash and debt positions are offset in the Group balance sheet) had no significant impact on the change in net debt, which decreased by €1.2 billion (-8%) between December 31, 2003 (€15 billion) and June 30, 2004 (€13.8 billion).

4.4. NET DEBT AS OF JUNE 30, 2004

The debt reduction policy introduced in 2003 was continued in the first half of 2004 (in particular, completion of the Communications assets disposal program). The debt/equity ratio was thus reduced to 112% as of June 30, 2004 (compared to 128% as of December 31, 2003), under the combined impact of a new decrease in net debt (€13.8 billion compared to €15 billion as of December 31, 2003) and an increase in shareholders’ equity (+5%).

After taking into account financial instruments, 49% of net debt is denominated in euros, 34% in US dollars and 6% in pounds sterling, compared to 43%, 38% and 6%, respectively, at the end of 2003, with 47% of debt subject to fixed rates.

The weighted average cost of gross debt is 4.9% (compared to 4.8% for fiscal year 2003), the slight increase specifically stemming from the change in its structure (fewer withdrawals of treasury notes or similar instruments, redemption of low-yield convertible bonds, increase in the proportion of bond issues and project-related debt).

Because of the significant cash balance as of June 30, 2004 and the Group’s policy of fixing the debt in periods of historically low rates, 74% of net debt is currently covered by fixed rates. The average maturity of net debt is 7 years. During the first half of 2004, as part of the centralization of its financing and the management of its medium-term liquidity position, the Group refinanced in advance, syndicated credit lines for €4.5 billion with a 5 year term with two one-year extension options at the end of the first and second year. This refinancing, underwritten by GIE Suez Alliance, improved the terms and conditions governing the Group credit lines (extension of the maturity, absence of a financial covenant and lesser cost). The Group also renegotiated certain bilateral credit lines to improve terms and conditions.

As of June 30, 2004, the Group had available authorized and unused credit facilities and treasury note back-up lines totaling €6.1 billion (compared to €8.7 billion as of December 31, 2003). The voluntary reduction of credit facility outstandings is part of the restructuring of Group credit lines and liquidity management.

5.	OTHER BALANCE SHEET ITEMS

Non-current assets amounted to €40.4 billion, compared to €41.6 billion as of December 31, 2003. This is attributable to the end of the Communications activity disposal program (-€0.7 billion) and portfolio security sales (-€0.5 billion), particularly Umicore and Fortis, partially offset by foreign exchange fluctuations (+€0.3 billion, mainly due to the US dollar).

Shareholders’ equity totaled €12.3 billion, an increase of €0.6 billion compared to December 31, 2003 (€11.7 billion), despite dividend payments (-€1.4 billion) essentially made during the first half of 2004. The net income for the first half of 2004 (€1.8 billion) accounts for this increase, as foreign exchange fluctuations and the change in minority interests had only a limited impact over the period.

Reserves for contingencies and losses stood at €10.2 billion, versus €10.4 billion at the end of 2003. The slight decline is explained by the use, according to the action plan, of provisions previously recorded in connection with restructuring, asset disposals and contract terminations.

6.	SUEZ SA COMPANY FINANCIAL STATEMENTS

In terms of the SUEZ SA company financial statements, the first half of 2004 was highlighted by:

•	The disposal of the majority of M6, reducing the remaining stake to 5% and resulting in a net capital gain of €837 million;

•	The finalization of the Noos sale to Médiareseaux, following an agreement signed on March 15, 2004, with no significant impact on net income for the period;

•	The repayment in cash of loans exchangeable for Axa (€864 million) and Fortis (€975 million) shares, and in securities for the loan exchangeable for Umicore shares (€210 million).

The proceeds from the disposal of the M6 securities, the savings in overheads resulting from the action plan initiated in fiscal year 2003, and the €291 million increase in dividends received account for the higher net income of Suez SA in relation to the first half of 2003. It should be noted that the SUEZ SA company financial statements for the half-year ended June 30, 2003 were specifically marked by significant exceptional charges relating to the decisions to sell the Nalco shares and the Communications assets.

The key figures relating to activity and net income for the first half of 2004 are as follows (in millions of €):

	June 30, 2004	June 30, 2003
Current income	684,5	238,0
Exceptional income/(loss)	973,7	(1,436.5)
Income tax, employee profit-sharing and incentive schemes	56,5	117,5
Net income/(loss)	1714,7	(1,081.0)

7.	OUTLOOK

During the second half of 2004, the Group upheld the objectives set forth at the beginning of the year and pursued its action strategies (optimization of purchases, capital expenditures and the working capital requirement, reduction of overheads) to improve cash generation and the return on capital employed.

In this context, the Group expects solid organic growth for revenues to be maintained and gross operating income growth to exceed revenue growth.

The return on capital employed should also improve to potentially reach 11% as early as 2004.

8.	IFRS PROJECT

Pursuant to the European regulation on international standards and IFRS 1, First-time Adoption of International Financial Reporting Standards as the primary basis of accounting, the consolidated financial statements of SUEZ for the period ended December 31, 2005 (as well as the 2005 interim financial statements) shall be prepared in accordance with the international accounting standards with a comparison to fiscal year 2004.

In order to publish this comparative information, SUEZ must draw up an opening balance sheet as of January 1, 2004, the start date for application of the international standards and the date on which the impacts of IFRS transition shall be recorded in equity.

Accordingly, in the first half of 2003, SUEZ set up an international standards (IAS/IFRS) transition project. A project team was appointed to ensure the coordination, supervision and operational monitoring of the project, which required the mobilization of approximately 50 professionals (engineers, financial experts, accountants and IT experts) in various branches and subsidiaries. The technical accounting treatment and options, identified in association with the European listed companies, are proposed to a Steering Committee, chaired by the Senior Executive Vice-President in charge of Finance, who is responsible for final approval before submission to the competent decision-making bodies.

The pre-assessment phase, which ended in June 2003, resulted in the definition of some ten issues of particular relevance to SUEZ.

The assessment phase performed during the second half of 2003 consisted in identifying, based on the existing IFRSs, the main differences between the Group’s accounting policies and the IFRSs, as well as the practical implementation consequences.

SUEZ is currently pursuing the IFRS application across the Group (training, adaptation of the information systems, preparation of the opening balance sheet, etc.). However, the IFRS opening balance sheet as of January 1, 2004 will only be definitively finalized when the IFRIC (the IASB interpretation committee) has published its interpretations (currently under discussion) relative to the accounting treatment of concession activities and asset utilization rights. According to the IFRC declarations, the final interpretations should be published in the first half of 2005.

At this stage of the project, the Group has identified the following main differences between the measurement and presentation methods defined by the international standards and the Group’s current accounting policies.

The Group emphasizes that this information is published to the best of its knowledge at this stage of the project and its understanding of the standards that shall only be effective as of 2005. Certain standards were published in their definitive version by the IASB during the first half of 2004. Their implications are being analyzed and their impacts have not yet been determined. Moreover, certain standards and revised standards have not been approved by the European Union (specifically IAS 32 and IAS 39 relative to financial instruments, IFRS 2 on share-based payments and similar payments, IAS 36 revised on asset impairment, IAS 38 revised on intangible assets and IFRS 3 on business combinations).

•	Presentation of financial statements:

Pursuant to IAS 1, Presentation of Financial Statements, the Group shall be required to abandon the use of the concept of exceptional income/(loss) and reclassify income and expenses currently recorded under exceptional income/(loss) as operating income/(loss) and/or net financial income/(loss). However, the Group expects to continue to present these non-recurrent items separately if their impact is deemed material. Furthermore, in terms of balance sheet presentation, IAS 1 requires a breakdown of current and non-current assets and liabilities; this distinction is not required under French GAAP. However, the current presentation of the cash flow statement complies with the standard.

•	Segment reporting

Pursuant to IAS 14, the Group must report financial information by business and geographical segment and determine, based on the criteria of IAS 14, which of these two segments (business or geographical) is to be used for its primary segment reporting (the disclosures for which are more extensive). After analysis, the primary segment reporting for SUEZ corresponds to the business segments, while the geographical segments are secondary. SUEZ plans to distinguish between four sectors within the primary segment, namely: Electricity and Gas, Energy services, Environment and Other. To better understand this reporting, the Group will differentiate between the business carried out in Europe (EGE) and that conducted internationally (EGI) for Electricity and Gas.

•	Scope of consolidation:

Pursuant to CRC Regulation No. 99.02, as amended by Regulation No. 2004-04 of May 4, 2004, the Group has analyzed the securitized debt funds held in connection with its securitization programs and maintained their non-consolidation in the French GAAP financial statements as of June 30, 2004.

In the current state of the securitization contracts, these special-purpose entities should probably be consolidated under IFRS pursuant to IAS 27 regarding consolidated financial statements and its interpretation under SIC 12 covering the consolidation of special-purpose entities.

•	Recognition of interests in joint ventures

Under IAS 31, which covers the recognition and presentation of interests in joint ventures, such interests can be presented in the consolidated financial statements by applying the proportionate consolidation method or the equity method. The Group intends to maintain the proportionate consolidation method, as is the current practice in its French GAAP financial statements.

•	Recognition of business combination transactions:

The Group plans to adopt the option offered by IFRS 1, which consists in not restating acquisitions completed prior to January 1, 2004. As such, the treatment of goodwill charged against equity following the acquisition of securities financed by a share capital increase before January 1, 2000 (see Note 13.5) shall be maintained in the opening balance sheet.

IFRS 3, Business Combinations, stipulates the cancellation of goodwill amortization and the set-up of an annual impairment test for goodwill. The definition of Cash-Generating Units for goodwill (asset groups involving goodwill impairment tests) is being examined with respect to the criteria issued by IAS 36 revised.

•	Concessions:

The accounting treatment of activities included under concessions is currently under review by the IFRIC interpretation committee, set up to interpret the existing standards to take into account concession-specific issues. The Group is currently awaiting the position of the IFRIC. The current accounting treatment is described in Note 1L of the 2003 annual report.

•	Tangible/intangible assets:

IAS 16, Property, Plant and Equipment, stipulates both the use of different depreciation periods for each component of a capitalized asset and the recognition of maintenance costs as a component of the initial asset value over several years. The impact on Group equity is currently under review. In addition, for a limited number of assets, the Group has not excluded the option offered by IFRS 1, which authorizes the recognition at fair value of certain tangible and intangible assets as of January 1, 2004.

•	Leases:

The Group currently recognizes its leases in accordance with the principles defined in IAS 17, Leases, and, as such, does not expect any major changes. However, the scope of IAS 17 could be modified by the interpretation of the IFRIC (D3) on the concept of utilization rights. In the absence of a decision by the IFRIC on this matter, the Group is currently unable to measure the potential impact on the financial statements.

•	Employee-related commitments:

The Group currently measures all pension commitments and other related benefits, as described in Notes 1 and 19 of the 2003 Annual Report, in accordance with IAS 19, Employee Benefits. For all gains and losses arising from a change in actuarial assumptions for pension commitments subsequent to January 1, 2004, the Group plans to maintain the current “corridor” accounting method as described in Note 1.R of the Annual Report. Furthermore, the Group plans to use the option authorized in IFRS 1 to recognize in equity as of January 1, 2004 all actuarial differences not recognized as of December 31, 2003 (see Note 19 of the 2003 Annual Report).

•	Financial instruments:

The Group plans to apply IAS 32 and 39 on financial instruments as from January 1, 2005, in accordance with the provisions set forth in the revised versions published in December 2003. The impact of these standards on the Group’s financial statements is currently under review. Given the long-term nature of the contracts, the volatility induced in both the income statement and equity by the application of these standards could be material. The differences with respect to current accounting policies may concern the application of market value measurement to certain commodity contracts or other sales contracts, the measurement and classification of financial assets and liabilities, the policies for the derecognition and disposal of assets, and finally, the documentation and recognition of financial derivatives used to hedge market risk exposure.

•	Deferred taxes:

In contrast to the provisions of CRC Regulation No. 99-02, IAS 12, Income Taxes, prohibits the discounting of deferred tax. The impact of discounting as of December 31, 2003 is described in Note 1.Q of the 2003 Annual Report and shall be recorded in equity as of January 1, 2004.

•	Recognition of share-based payments:

Pursuant to IFRS 2, recently published by the IASB, the benefits granted to employees in connection with the subscription to the Group’s corporate savings plan, and the stock options issued subsequent to November 7, 2002, shall be recognized at their fair value at the grant date, if not vested as of January 1, 2005. This impact shall be recorded against equity in the period during which the benefits are vested. The application of this standard shall have no impact on the IFRS opening balance sheet equity.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : October 8, 2004	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary